English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2022 and 2021 and

Independent Auditors’ Review Report

- 0 -

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2022 and 2021, the related consolidated statements of comprehensive income for the three months ended September 30, 2022 and 2021 and for the nine months ended September 30, 2022 and 2021, of changes in equity, and of cash flows for the nine months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of September 30, 2022 and 2021, its consolidated financial performance for the three months ended September 30, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the nine months then ended September 30, 2022 and 2021 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Shang Chih Lin.

Deloitte & Touche

Taipei, Taiwan

Republic of China

November 8, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2022 (Reviewed)		December 31, 2021 (Audited)		September 30, 2021 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,296,012,784	28	$1,064,990,192	29	$853,811,966	26
Financial assets at fair value through profit or loss (Note 7)	4,705,434	-	159,048	-	33,956	-
Financial assets at fair value through other comprehensive income (Note 8)	126,209,422	3	119,519,251	3	121,935,878	4
Financial assets at amortized cost (Note 9)	71,857,468	1	3,773,571	-	-	-
Hedging financial assets (Note 10)	88,431	-	13,468	-	37,769	-
Notes and accounts receivable, net (Note 11)	260,447,134	6	197,586,109	5	186,309,080	6
Receivables from related parties (Note 31)	1,091,174	-	715,324	-	859,144	-
Other receivables from related parties (Note 31)	76,143	-	61,531	-	73,090	-
Inventories (Note 12)	218,335,874	5	193,102,321	5	182,233,752	5
Other financial assets (Note 32)	24,855,999	-	16,630,611	1	14,007,812	-
Other current assets	10,552,495	-	10,521,481	-	11,336,722	-

Total current assets	2,014,232,358	43	1,607,072,907	43	1,370,639,169	41

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	6,784,978	-	5,887,892	-	5,729,779	-
Financial assets at amortized cost (Note 9)	42,347,584	1	1,533,391	-	1,545,597	-
Investments accounted for using equity method (Note 13)	26,663,336	1	21,963,418	1	20,455,175	1
Property, plant and equipment (Note 14)	2,411,490,251	52	1,975,118,704	53	1,828,894,565	55
Right-of-use assets (Note 15)	42,349,743	1	32,734,537	1	32,961,097	1
Intangible assets (Note 16)	26,706,552	1	26,821,697	1	25,643,914	1
Deferred income tax assets (Note 4)	63,058,097	1	49,153,886	1	41,925,391	1
Refundable deposits	4,451,490	-	2,624,854	-	2,422,262	-
Other noncurrent assets	5,217,377	-	2,592,169	-	2,094,935	-

Total noncurrent assets	2,629,069,408	57	2,118,430,548	57	1,961,672,715	59

TOTAL	$4,643,301,766	100	$3,725,503,455	100	$3,332,311,884	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 29)	$-	-	$114,921,333	3	$118,844,065	4
Financial liabilities at fair value through profit or loss (Note 7)	611,010	-	681,914	-	1,405,470	-
Hedging financial liabilities (Note 10)	-	-	9,642	-	-	-
Accounts payable	60,147,405	1	47,285,603	1	41,733,233	1
Payables to related parties (Note 31)	1,870,819	-	1,437,186	-	2,155,628	-
Salary and bonus payable	31,380,029	1	23,802,100	1	20,422,409	1
Accrued profit sharing bonus to employees and compensation to directors (Note 28)	45,041,965	1	36,524,741	1	27,219,784	1
Payables to contractors and equipment suppliers	159,780,369	3	145,742,148	4	128,367,724	4
Cash dividends payable (Note 20)	142,617,093	3	142,617,093	4	142,617,092	4
Income tax payable (Note 4)	76,005,324	2	59,647,152	2	33,614,402	1
Long-term liabilities - current portion (Notes 18, 19 and 29)	23,426,667	1	4,566,667	-	-	-
Accrued expenses and other current liabilities (Notes 15, 21, 29 and 31)	266,550,606	6	162,267,779	4	139,241,643	4

Total current liabilities	807,431,287	18	739,503,358	20	655,621,450	20

NONCURRENT LIABILITIES
Bonds payable (Notes 18 and 29)	842,386,471	18	610,070,652	16	459,733,448	14
Long-term bank loans (Notes 19 and 29)	3,055,178	-	3,309,131	-	3,472,190	-
Deferred income tax liabilities (Note 4)	1,466,389	-	1,873,877	-	2,306,909	-
Lease liabilities (Notes 15 and 29)	30,182,353	1	20,764,214	1	21,052,983	1
Net defined benefit liability (Note 4)	8,503,262	-	11,036,879	-	11,276,177	-
Guarantee deposits	907,991	-	686,762	-	641,546	-
Others (Note 21)	197,052,676	4	167,525,377	5	99,886,871	3

Total noncurrent liabilities	1,083,554,320	23	815,266,892	22	598,370,124	18

Total liabilities	1,890,985,607	41	1,554,770,250	42	1,253,991,574	38

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Notes 4 and 20)	259,303,805	6	259,303,805	7	259,303,805	8
Capital surplus (Notes 4, 20 and 27)	69,316,391	1	64,761,602	2	64,746,864	2
Retained earnings (Notes 4 and 20)
Appropriated as legal capital reserve	311,146,899	7	311,146,899	8	311,146,899	9
Appropriated as special capital reserve	35,064,663	1	59,304,212	2	58,594,043	2
Unappropriated earnings	2,066,562,035	44	1,536,378,550	41	1,441,532,663	43
	2,412,773,597	52	1,906,829,661	51	1,811,273,605	54
Others (Notes 4, 20 and 27)	(3,419,487)	-	(62,608,515)	(2)	(59,304,212)	(2)

Equity attributable to shareholders of the parent	2,737,974,306	59	2,168,286,553	58	2,076,020,062	62

NON - CONTROLLING INTERESTS	14,341,853	-	2,446,652	-	2,300,248	-

Total equity	2,752,316,159	59	2,170,733,205	58	2,078,320,310	62

TOTAL	$4,643,301,766	100	$3,725,503,455	100	$3,332,311,884	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 21, 31 and 36)	$613,142,743	100	$414,670,379	100	$1,638,359,424	100	$1,149,225,731	100

COST OF REVENUE (Notes 12, 28 and 31)	242,644,026	40	201,924,184	49	679,189,547	41	560,443,288	49

GROSS PROFIT	370,498,717	60	212,746,195	51	959,169,877	59	588,782,443	51

OPERATING EXPENSES (Notes 28 and 31)
Research and development	42,977,507	7	30,866,634	7	118,675,177	7	92,496,368	8
General and administrative	14,499,002	2	8,929,793	2	36,567,623	2	23,280,651	2
Marketing	2,709,953	-	1,853,489	1	6,929,370	1	5,568,153	-

Total operating expenses	60,186,462	9	41,649,916	10	162,172,170	10	121,345,172	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 28)	11,959	-	(92,731)	-	(759,626)	-	(228,328)	-

INCOME FROM OPERATIONS (Note 36)	310,324,214	51	171,003,548	41	796,238,081	49	467,208,943	41

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	2,077,809	-	1,513,156	-	6,061,304	-	3,952,156	-
Interest income (Note 22)	6,615,044	1	1,356,544	-	11,834,868	1	4,246,129	-
Other income	120,905	-	155,818	-	941,465	-	813,088	-
Foreign exchange gain, net (Note 34)	(3,748,421)	(1)	3,724,723	1	5,859,265	-	9,848,594	1
Finance costs (Note 23)	(3,370,018)	-	(1,334,063)	-	(8,415,015)	(1)	(3,240,557)	-
Other gains and losses, net (Note 24)	4,671,334	1	(2,568,087)	-	(2,999,124)	-	(4,521,250)	-

Total non-operating income and expenses	6,366,653	1	2,848,091	1	13,282,763	-	11,098,160	1

INCOME BEFORE INCOME TAX	316,690,867	52	173,851,639	42	809,520,844	49	478,307,103	42

INCOME TAX EXPENSE (Notes 4 and 25)	35,722,460	6	17,372,485	4	88,498,811	5	47,607,484	5

NET INCOME	280,968,407	46	156,479,154	38	721,022,033	44	430,699,619	37

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 20)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	(103,591)	-	264,000	-	68,610	-	1,081,336	-
Loss on hedging instruments	-	-	-	-	-	-	(41,416)	-
Share of other comprehensive income of associates	21,431	-	17,230	-	76,518	-	21,732	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	31	-	(231)	-	262	-	(56,076)	-
	(82,129)	-	280,999	-	145,390	-	1,005,576	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	34,872,636	5	(541,643)	-	68,084,934	4	(3,636,922)	-
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(2,973,821)	-	(419,794)	-	(11,263,186)	-	(2,209,963)	-
Gain on hedging instruments	4,989	-	-	-	1,347,573	-	-	-
Share of other comprehensive income (loss) of associates	299,724	-	(26,886)	-	591,374	-	(100,543)	-
Income tax benefit related to items that may be reclassified subsequently	-	-	-	-	6,036	-	-	-
	32,203,528	5	(988,323)	-	58,766,731	4	(5,947,428)	-

Other comprehensive income (loss) for the period, net of income tax	32,121,399	5	(707,324)	-	58,912,121	4	(4,941,852)	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$313,089,806	51	$155,771,830	38	$779,934,154	48	$425,757,767	37

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$280,865,780	46	$156,258,287	38	$720,626,072	44	$430,307,722	37
Non-controlling interests	102,627	-	220,867	-	395,961	-	391,897	-

	$280,968,407	46	$156,479,154	38	$721,022,033	44	$430,699,619	37

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$312,889,198	51	$155,549,779	38	$780,221,513	48	$425,364,812	37
Non-controlling interests	200,608	-	222,051	-	(287,359)	-	392,955	-

	$313,089,806	51	$155,771,830	38	$779,934,154	48	$425,757,767	37

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$10.83		$6.03		$27.79		$16.59
Diluted earnings per share	$10.83		$6.03		$27.79		$16.59

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2021	25,930,380	$259,303,805	$56,347,243	$311,146,899	$42,259,146	$1,235,280,036	$1,588,686,081	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)	$-	$1,849,657,256	$964,743	$1,850,621,999

Appropriations of earnings
Special capital reserve	-	-	-	-	16,334,897	(16,334,897)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(207,443,043)	(207,443,043)	-	-	-	-	-	-	(207,443,043)	-	(207,443,043)
Total	-	-	-	-	16,334,897	(223,777,940)	(207,443,043)	-	-	-	-	-	-	(207,443,043)	-	(207,443,043)

Net income for the nine months ended September 30, 2021	-	-	-	-	-	430,307,722	430,307,722	-	-	-	-	-	-	430,307,722	391,897	430,699,619

Other comprehensive loss for the nine months ended September 30, 2021, net of income tax	-	-	-	-	-	-	-	(3,737,424)	(1,160,964)	(44,522)	-	(4,942,910)	-	(4,942,910)	1,058	(4,941,852)

Total comprehensive income (loss) for the nine months ended September 30, 2021	-	-	-	-	-	430,307,722	430,307,722	(3,737,424)	(1,160,964)	(44,522)	-	(4,942,910)	-	425,364,812	392,955	425,757,767

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(277,155)	(277,155)	-	277,155	-	-	277,155	-	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	41,416	-	41,416	-	41,416	-	41,416

Adjustments to share of changes in equities of associates	-	-	317	-	-	-	-	-	-	-	-	-	-	317	-	317

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	8,406,282	-	-	-	-	-	-	-	-	-	-	8,406,282	1,045,516	9,451,798

From share of changes in equities of subsidiaries	-	-	(6,978)	-	-	-	-	-	-	-	-	-	-	(6,978)	6,978	-

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(110,099)	(110,099)

Effect of acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	155	155

BALANCE, SEPTEMBER 30, 2021	25,930,380	$259,303,805	$64,746,864	$311,146,899	$58,594,043	$1,441,532,663	$1,811,273,605	$(60,739,051)	$1,437,945	$(3,106)	$-	$(59,304,212)	$-	$2,076,020,062	$2,300,248	$2,078,320,310

BALANCE, JANUARY 1, 2022	25,930,380	$259,303,805	$64,761,602	$311,146,899	$59,304,212	$1,536,378,550	$1,906,829,661	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)	$-	$2,168,286,553	$2,446,652	$2,170,733,205

Appropriations of earnings
Special capital reserve	-	-	-	-	(24,239,549)	24,239,549	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(213,925,638)	(213,925,638)	-	-	-	-	-	-	(213,925,638)	-	(213,925,638)
Total	-	-	-	-	(24,239,549)	(189,686,089)	(213,925,638)	-	-	-	-	-	-	(213,925,638)	-	(213,925,638)

Net income for the nine months ended September 30, 2022	-	-	-	-	-	720,626,072	720,626,072	-	-	-	-	-	-	720,626,072	395,961	721,022,033

Other comprehensive income (loss) for the nine months ended September 30, 2022, net of income tax	-	-	-	-	-	-	-	69,359,198	(11,207,118)	1,443,361	-	59,595,441	-	59,595,441	(683,320)	58,912,121

Total comprehensive income (loss) for the nine months ended September 30, 2022	-	-	-	-	-	720,626,072	720,626,072	69,359,198	(11,207,118)	1,443,361	-	59,595,441	-	780,221,513	(287,359)	779,934,154

Share-based payment arrangements	1,387	13,870	438,029	-	-	-	-	-	-	-	(265,177)	(265,177)	-	186,722	-	186,722

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871,566)	(871,566)	-	(871,566)

Treasury stock retired	(1,387)	(13,870)	(2,989)	-	-	(854,707)	(854,707)	-	-	-	-	-	871,566	-	-	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	98,209	98,209	-	(98,209)	-	-	(98,209)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(43,027)	-	(43,027)	-	(43,027)	-	(43,027)

Adjustments to share of changes in equities of associates	-	-	2,582	-	-	-	-	-	-	-	-	-	-	2,582	-	2,582

From share of changes in equities of subsidiaries	-	-	4,117,167	-	-	-	-	-	-	-	-	-	-	4,117,167	12,348,992	16,466,159

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(166,432)	(166,432)

BALANCE, SEPTEMBER 30, 2022	25,930,380	$259,303,805	$69,316,391	$311,146,899	$35,064,663	$2,066,562,035	$2,412,773,597	$6,055,837	$(10,731,017)	$1,520,870	$(265,177)	$(3,419,487)	$-	$2,737,974,306	$14,341,853	$2,752,316,159

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$809,520,844	$478,307,103
Adjustments for:
Depreciation expense	323,122,219	305,598,797
Amortization expense	6,550,157	6,133,442
Expected credit losses recognized (reversal) on investments in debt instruments	33,282	(5,246)
Finance costs	8,415,015	3,240,557
Share of profits of associates	(6,061,304)	(3,952,156)
Interest income	(11,834,868)	(4,246,129)
Share-based compensation	222,091	6,007
Loss on disposal or retirement of property, plant and equipment, net	91,532	123,673
Loss on disposal or retirement of intangible assets, net	-	1,228
Impairment loss on property, plant and equipment	790,740	274,388
Loss (gain) on disposal of investments in debt instruments at fair value through other comprehensive income, net	346,125	(183,349)
Loss (gain) on foreign exchange, net	12,532,183	(11,104,453)
Dividend income	(260,534)	(357,214)
Others	(292,572)	(338,686)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(4,622,312)	3,497,620
Notes and accounts receivable, net	(62,861,124)	(40,828,800)
Receivables from related parties	(375,850)	(301,013)
Other receivables from related parties	(14,612)	(22,445)
Inventories	(25,233,553)	(44,880,345)
Other financial assets	(4,371,124)	(4,503,858)
Other current assets	(1,072,295)	(4,760,353)
Accounts payable	12,861,802	2,745,949
Payables to related parties	433,633	47,910
Salary and bonus payable	7,577,929	351,168
Accrued profit sharing bonus to employees and compensation to directors	8,517,224	(8,461,262)
Accrued expenses and other current liabilities	38,582,192	51,695,061
Other noncurrent liabilities	100,127,809	89,862,181
Net defined benefit liability	(2,533,617)	(637,897)
Cash generated from operations	1,210,191,012	817,301,878
Income taxes paid	(86,473,728)	(83,340,473)

Net cash generated by operating activities	1,123,717,284	733,961,405

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2022	2021

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at fair value through other comprehensive income	$(49,269,573)	$(195,441,758)
Financial assets at amortized cost	(123,508,899)	-
Property, plant and equipment	(745,827,757)	(603,639,699)
Intangible assets	(5,471,086)	(5,677,525)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	41,221,410	198,739,617
Financial assets at amortized cost	20,620,129	9,368,275
Property, plant and equipment	801,029	213,686
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	300	115,627
Derecognition of hedging financial instruments	1,591,074	101,616
Interest received	9,440,363	4,469,674
Proceeds from government grants - property, plant and equipment	462,822	522,779
Proceeds from government grants - others	874	6,605
Other dividends received	260,534	357,214
Dividends received from investments accounted for using equity method	2,749,667	2,136,426
Increase in prepayments for leases	-	(1,200,000)
Refundable deposits paid	(1,904,318)	(1,563,585)
Refundable deposits refunded	437,209	468,477

Net cash used in investing activities	(848,396,222)	(591,022,571)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(111,959,992)	37,530,131
Proceeds from issuance of bonds	188,093,561	207,127,507
Repayment of bonds	-	(2,600,000)
Proceeds from long-term bank loans	500,000	1,510,000
Payments for transaction costs attributable to the issuance of bonds	(403,162)	(329,346)
Treasury stock acquired	(871,566)	-
Repayment of the principal portion of lease liabilities	(1,767,753)	(1,450,722)
Interest paid	(6,498,170)	(2,694,972)
Guarantee deposits received	199,190	410,439
Guarantee deposits refunded	(43,314)	(36,611)
Cash dividends	(213,925,639)	(194,477,853)
Disposal of ownership interests in subsidiaries (without losing control)	-	9,451,798
Increase (decrease) in non-controlling interests	16,264,358	(115,951)

Net cash generated by (used in) financing activities	(130,412,487)	54,324,420

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2022	2021

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$86,114,017	$(3,621,935)

NET INCREASE IN CASH AND CASH EQUIVALENTS	231,022,592	193,641,319

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,064,990,192	660,170,647

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,296,012,784	$853,811,966

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on November 8, 2022.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by FSC with effective date starting 2023

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

c.	The IFRSs issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1 “Non-current Liabilities with Covenants”	January 1, 2024

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period is as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2022	December 31, 2021	September 30, 2021	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2022	December 31, 2021	September 30, 2021	Note

TSMC	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	68%	73%	73%	b)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	a), c)
	Japan Advanced Semiconductor Manufacturing, Inc.（JASM）	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	100%	-	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	a)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:

VisEra has increased its capital in June 2022. After the increase in capital, TSMC’s shareholding in VisEra decreased from 73% to 68%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note c:

Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note d:

JASM is established in December 2021 and has increased its capital in January 2022. After the increase in capital, TSMC’s shareholding in JASM decreased from 100% to 81%. In addition, JASM increased its capital by issuing noncumulative preferred shares and common shares in April 2022, TSMC’s shareholding in JASM decreased from 81% to 71% and the proportion of voting right remain 81%. The aforementioned transactions were accounted for as an equity transaction since the transaction did not change TSMC’s control over JASM.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.

Share-based payment arrangements

a.	Equity-settled share-based payment arrangements

Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned employee benefits.

When restricted shares for employees are issued, other equity - unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus - restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.

At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus - restricted shares for employees.

b.	Cash-settled share-based payment arrangements

For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimations and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic.

In addition, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2022	December 31, 2021	September 30, 2021

Cash and deposits in banks	$1,277,760,695	$1,058,808,104	$847,957,032
Commercial paper	16,458,450	-	-
Government bonds	1,793,639	906,743	1,036,536
Repurchase agreements	-	5,275,345	4,818,398

	$1,296,012,784	$1,064,990,192	$853,811,966

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2022	December 31, 2021	September 30, 2021

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$4,705,434	$159,048	$33,956

Financial liabilities

Held for trading
Forward exchange contracts	$611,010	$681,914	$1,405,470

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

September 30, 2022

Sell NT$	October 2022 to November 2022	NT$	104,780,845
Sell US$	October 2022 to December 2022	US$	1,871,955
Sell RMB	October 2022 to November 2022	RMB	1,481,748

December 31, 2021

Sell NT$	January 2022 to March 2022	NT$	132,734,482
Sell US$	January 2022 to March 2022	US$	2,009,148

September 30, 2021

Sell NT$	October 2021 to December 2021	NT$	126,403,873
Sell US$	October 2021 to November 2021	US$	1,787,551

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	September 30, 2022	December 31, 2021	September 30, 2021

Investments in debt instruments at FVTOCI
Corporate bonds	$66,420,737	$57,253,161	$58,340,908
Agency bonds/Agency mortgage-backed securities	29,713,881	32,070,114	33,836,903
Government bonds	20,226,682	21,345,794	22,479,749
Asset-backed securities	9,580,806	8,660,424	7,219,193
	125,942,106	119,329,493	121,876,753

(Continued)

	September 30, 2022	December 31, 2021	September 30, 2021

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	$6,784,978	$5,887,892	$5,729,779
Publicly traded stocks	267,316	189,758	59,125
	7,052,294	6,077,650	5,788,904

	$132,994,400	$125,407,143	$127,665,657

Current	$126,209,422	$119,519,251	$121,935,878
Noncurrent	6,784,978	5,887,892	5,729,779

	$132,994,400	$125,407,143	$127,665,657

(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the nine months ended September 30, 2022, as the Company adjusted its investment portfolios, equity investments designated at FVTOCI were divested for NT$195,301 thousand. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$98,209 thousand was transferred to increase retained earnings.

As of September 30, 2022 and 2021, the cumulative loss allowance for expected credit loss of NT$38,718 thousand and NT$32,764 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.	FINANCIAL ASSETS AT AMORTIZED COST

	September 30, 2022	December 31, 2021	September 30, 2021

Corporate bonds	$70,840,021	$5,310,039	$1,546,856
Commercial paper	43,404,235	-	-
Less: Allowance for impairment loss	(39,204)	(3,077)	(1,259)

	$114,205,052	$5,306,962	$1,545,597

Current	$71,857,468	$3,773,571	$-
Noncurrent	42,347,584	1,533,391	1,545,597

	$114,205,052	$5,306,962	$1,545,597

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.	HEDGING FINANCIAL INSTRUMENTS

	September 30, 2022	December 31, 2021	September 30, 2021

Financial assets - current

Fair value hedges
Interest rate futures contracts	$88,431	$-	$37,769
Cash flow hedges
Forward interest rate contracts	-	13,468	-

	$88,431	$13,468	$37,769

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$-	$9,642	$-

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

September 30, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	78,900	December 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,148,778	$(88,431)

December 31, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	53,900	March 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,079,274	$9,642

September 30, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	85,200	December 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$6,295,906	$(37,769)

The effect for the nine months ended September 30, 2022 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
	2022	2021

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$276,460	$140,575
Hedged Items
Financial assets at FVTOCI	(276,460)	(140,575)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates or interest rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. For the nine months ended September

30, 2022 and 2021, refer to Note 20(d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.

The following tables summarize the information relating to the hedges of interest rate risks.

December 31, 2021

Hedging Instruments	Contract Amount (In Thousands)		Maturity	Balance in Other Equity (Continuing Hedges)

Forward interest rate contracts	US$	328,000	January 2022	$128,165

The effect for the nine months ended September 30, 2022 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
	2022	2021

Hedging Instruments
Forward exchange contracts (capital expenditures)	$-	$(41,416)
Forward interest rate contracts (issuance of debts)	$1,378,928	$-

Hedged Items
Forecast transaction (capital expenditures)	$-	$41,416
Forecast transaction (issuance of debts)	$(1,378,928)	$-

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2022	December 31, 2021	September 30, 2021

At amortized cost
Notes and accounts receivable	$254,776,451	$193,733,220	$183,139,013
Less: Loss allowance	(375,054)	(347,020)	(322,950)
	254,401,397	193,386,200	182,816,063
At FVTOCI	6,045,737	4,199,909	3,493,017

	$260,447,134	$197,586,109	$186,309,080

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	September 30, 2022	December 31, 2021	September 30, 2021

Not past due	$252,863,359	$191,740,045	$183,113,259
Past due
Past due within 30 days	7,958,446	6,186,814	3,472,387
Past due 31-60 days	361	6,182	46,228
Past due 61-120 days	22	88	156
Less: Loss allowance	(375,054)	(347,020)	(322,950)

	$260,447,134	$197,586,109	$186,309,080

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Nine Months Ended September 30
	2022	2021

Balance, beginning of period	$347,020	$246,626
Provision	27,935	76,332
Effect of exchange rate changes	99	(8)

Balance, end of period	$375,054	$322,950

For the nine months ended September 30, 2022 and 2021, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.	INVENTORIES

	September 30, 2022	December 31, 2021	September 30, 2021

Finished goods	$38,572,060	$32,562,750	$19,823,464
Work in process	144,337,075	137,700,402	139,395,844
Raw materials	14,998,114	11,111,122	12,206,876
Supplies and spare parts	20,428,625	11,728,047	10,807,568

	$218,335,874	$193,102,321	$182,233,752

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue during reporting period. The amounts are illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Inventory losses (reversal of write-down of inventories)	$1,710,080	$(578,018)	$2,967,546	$(1,524,065)

13.INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2022	December 31, 2021	September 30, 2021	September 30, 2022	December 31, 2021	September 30, 2021

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$12,763,668	$10,613,127	$9,623,603	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	8,845,688	6,795,699	6,604,176	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,340,497	3,046,961	2,860,422	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,693,668	1,484,683	1,343,198	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	19,815	22,948	23,776	28%	28%	28%

			$26,663,336	$21,963,418	$20,455,175

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2022	December 31, 2021	September 30, 2021

VIS	$30,174,527	$73,347,312	$70,329,859
GUC	$27,499,149	$27,359,085	$23,390,617
Xintec	$10,683,065	$15,913,315	$14,188,445

14.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2022	December 31, 2021	September 30, 2021

Assets used by the Company	$2,411,465,486	$1,975,113,974	$1,828,889,640
Assets subject to operating leases	24,765	4,730	4,925

	$2,411,490,251	$1,975,118,704	$1,828,894,565

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2022	$6,488,230	$576,597,777	$3,984,749,236	$76,154,170	$593,155,733	$5,237,145,146
Additions	702,377	44,034,103	270,334,176	6,208,437	426,656,999	747,936,092
Disposals or retirements	-	(83,302)	(17,020,612)	(890,753)	-	(17,994,667)
Transfers to assets subject to operating leases	-	-	(65,779)	-	-	(65,779)
Effect of exchange rate changes	445,035	2,002,705	9,896,845	366,624	8,982,282	21,693,491

Balance at September 30, 2022	$7,635,642	$622,551,283	$4,247,893,866	$81,838,478	$1,028,795,014	$5,988,714,283

Accumulated depreciation and impairment

Balance at January 1, 2022	$499,826	$306,165,242	$2,903,539,441	$51,826,663	$-	$3,262,031,172
Additions	1,042	26,567,909	287,390,332	6,921,986	-	320,881,269
Disposals or retirements	-	(72,173)	(16,176,281)	(890,323)	-	(17,138,777)
Transfers to assets subject to operating leases	-	-	(40,266)	-	-	(40,266)
Impairment	-	-	-	-	790,740	790,740
Effect of exchange rate changes	73,997	1,514,039	8,843,768	292,855	-	10,724,659

Balance at September 30, 2022	$574,865	$334,175,017	$3,183,556,994	$58,151,181	$790,740	$3,577,248,797

Carrying amounts at January 1, 2022	$5,988,404	$270,432,535	$1,081,209,795	$24,327,507	$593,155,733	$1,975,113,974
Carrying amounts at September 30, 2022	$7,060,777	$288,376,266	$1,064,336,872	$23,687,297	$1,028,004,274	$2,411,465,486

Cost

Balance at January 1, 2021	$3,942,625	$522,447,474	$3,607,005,732	$68,862,648	$223,965,360	$4,426,223,839
Additions	2,587,183	46,613,697	318,204,846	5,597,208	204,674,844	577,677,778
Disposals or retirements	-	(31,702)	(11,832,893)	(145,438)	-	(12,010,033)
Transfers from assets subject to operating leases	-	35,478	1,443,590	-	-	1,479,068
Transfers to assets subject to operating leases	-	-	(244,579)	-	-	(244,579)
Effect of exchange rate changes	(19,085)	44,863	614,474	(17,070)	(192,162)	431,020

Balance at September 30, 2021	$6,510,723	$569,109,810	$3,915,191,170	$74,297,348	$428,448,042	$4,993,557,093

Accumulated depreciation and impairment

Balance at January 1, 2021	$506,129	$271,799,471	$2,555,529,969	$43,802,332	$-	$2,871,637,901
Additions	998	25,530,181	271,954,105	6,091,281	-	303,576,565
Disposals or retirements	-	(27,770)	(11,458,210)	(144,616)	-	(11,630,596)
Transfers from assets subject to operating leases	-	15,066	436,816	-	-	451,882
Transfers to assets subject to operating leases	-	-	(68,279)	-	-	(68,279)
Impairment	-	-	274,388	-	-	274,388
Effect of exchange rate changes	(4,201)	(2,726)	447,113	(14,594)	-	425,592

Balance at September 30, 2021	$502,926	$297,314,222	$2,817,115,902	$49,734,403	$-	$3,164,667,453

Carrying amounts at January 1, 2021	$3,436,496	$250,648,003	$1,051,475,763	$25,060,316	$223,965,360	$1,554,585,938
Carrying amounts at September 30, 2021	$6,007,797	$271,795,588	$1,098,075,268	$24,562,945	$428,448,042	$1,828,889,640

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2022 and 2021, the Company recognized an impairment loss of NT$790,740 thousand and NT$274,388 thousand for certain equipment under machinery and equipment that were assessed to have no future use, and the recoverable amounts of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.

Information about capitalized interest is set out in Note 23.

15.LEASE ARRANGEMENTS

a.	Right-of-use assets

	September 30, 2022	December 31, 2021	September 30, 2021

Carrying amounts

Land	$39,025,511	$29,778,636	$30,082,601
Buildings	3,290,126	2,918,133	2,843,518
Machinery and equipment	3,298	3,474	3,701
Office equipment	30,808	34,294	31,277

	$42,349,743	$32,734,537	$32,961,097

	Nine Months Ended September 30
	2022	2021

Additions to right-of-use assets	$12,187,065	$7,246,575

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Depreciation of right-of-use assets
Land	$571,074	$461,356	$1,519,635	$1,360,772
Buildings	247,566	186,874	697,566	497,503
Machinery and equipment	219	202	635	337
Office equipment	5,929	5,371	17,636	16,249

	$824,788	$653,803	$2,235,472	$1,874,861

b.	Lease liabilities

	September 30, 2022	December 31, 2021	September 30, 2021

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,564,228	$2,176,451	$2,075,629
Noncurrent portion	30,182,353	20,764,214	21,052,983

	$32,746,581	$22,940,665	$23,128,612

Ranges of discount rates for lease liabilities are as follows:

	September 30, 2022	December 31, 2021	September 30, 2021

Land	0.39%-1.89%	0.39%-2.14%	0.39%-2.14%
Buildings	0.39%-3.88%	0.39%-3.88%	0.39%-3.88%
Machinery and equipment	0.71%	0.71%	0.71%
Office equipment	0.28%-3.88%	0.28%-3.88%	0.28%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Expenses relating to short-term leases	$1,181,261	$1,295,891	$3,499,639	$3,884,773

	Nine Months Ended September 30
	2022	2021

Total cash outflow for leases	$5,421,545	$5,495,274

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2022	$5,379,164	$23,533,959	$43,650,957	$11,497,309	$84,061,389
Additions	-	2,257,739	3,431,703	185,092	5,874,534
Disposals or retirements	-	-	(55,727)	-	(55,727)
Effect of exchange rate changes	555,641	3,329	18,700	2,723	580,393

Balance at September 30, 2022	$5,934,805	$25,795,027	$47,045,633	$11,685,124	$90,460,589

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912,293	$34,121,578	$8,205,821	$57,239,692
Additions	-	2,076,582	3,583,345	890,230	6,550,157
Disposals or retirements	-	-	(55,727)	-	(55,727)
Effect of exchange rate changes	-	3,329	15,282	1,304	19,915

Balance at September 30, 2022	$-	$16,992,204	$37,664,478	$9,097,355	$63,754,037

Carrying amounts at January 1, 2022	$5,379,164	$8,621,666	$9,529,379	$3,291,488	$26,821,697
Carrying amounts at September 30, 2022	$5,934,805	$8,802,823	$9,381,155	$2,587,769	$26,706,552

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2021	$5,436,602	$22,161,712	$36,238,967	$11,277,701	$75,114,982
Additions	-	1,350,950	4,599,668	90,702	6,041,320
Disposals or retirements	-	-	(21,134)	-	(21,134)
Effect of exchange rate changes	(31,638)	(326)	1,420	140	(30,404)

Balance at September 30, 2021	$5,404,964	$23,512,336	$40,818,921	$11,368,543	$81,104,764

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,226,066	$30,111,759	$7,008,978	$49,346,803
Additions	-	2,004,389	3,226,688	902,365	6,133,442
Disposals or retirements	-	-	(19,906)	-	(19,906)
Effect of exchange rate changes	-	(326)	733	104	511

Balance at September 30, 2021	$-	$14,230,129	$33,319,274	$7,911,447	$55,460,850

Carrying amounts at January 1, 2021	$5,436,602	$9,935,646	$6,127,208	$4,268,723	$25,768,179
Carrying amounts at September 30, 2021	$5,404,964	$9,282,207	$7,499,647	$3,457,096	$25,643,914

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.0% in its test of impairment as of December 31, 2021 to reflect the relevant specific risk in the cash-generating unit.

17.	SHORT-TERM LOANS

	December 31, 2021	September 30, 2021

Unsecured loans
Amount	$114,921,333	$118,844,065

Loan content
EUR (in thousands)	$3,652,935	$3,496,802
JPY (in thousands)	-	21,500,000
Annual interest rate	(0.73)%-0%	(0.25)%-0.15%
Maturity date	Due by June 2022	Due by March2022

18.	BONDS PAYABLE

	September 30, 2022	December 31, 2021	September 30, 2021

Domestic unsecured bonds	$375,832,000	$312,448,000	$279,828,000
Overseas unsecured bonds	492,373,000	304,414,000	181,116,000
Less: Discounts on bonds payable	(3,318,529)	(2,391,348)	(1,210,552)
Less: Current portion	(22,500,000)	(4,400,000)	-

	$842,386,471	$610,070,652	$459,733,448

The Company issued domestic unsecured bonds for the nine months ended September 30, 2022, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

111-1 (Green bond)	A	January 2022 to January 2027	$2,100,000	0.63%	Bullet repayment; interest payable annually
	B	January 2022 to January 2029	3,300,000	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000,000	0.84%	The same as above
	B	March 2022 to March 2027	9,600,000	0.85%	The same as above
	C	March 2022 to March 2029	1,600,000	0.90%	The same as above
111-3 (Green bond)		May 2022 to May 2027	6,100,000	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200,000	1.60%	The same as above
	B	July 2022 to July 2027	10,100,000	1.70%	The same as above
	C	July 2022 to July 2029	1,200,000	1.75%	The same as above
	D	July 2022 to July 2032	1,400,000	1.95%	The same as above
111-5	A	August 2022 to June 2027	2,000,000	1.65%	The same as above
	B	August 2022 to August 2027	8,900,000	1.65%	The same as above
	C	August 2022 to August 2029	2,200,000	1.65%	The same as above
	D	August 2022 to August 2032	2,500,000	1.82%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027	750,000		1.00%	The same as above

(Continued)

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2030	US$	1,250,000	1.375%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above

(Concluded)

The company issued domestic unsecured bonds during the period from October 1, 2022 to November 8, 2022, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

111-6 (Green bond)	A	October 2022 to October 2027	$5,700,000	1.75%	Bullet repayment; interest payable annually
	B	October 2022 to October 2029	1,000,000	1.80%	The same as above
	C	October 2022 to October 2032	3,500,000	2.00%	The same as above

19.	LONG-TERM BANK LOANS

	September 30, 2022	December 31, 2021	September 30, 2021

Unsecured loans	$4,010,000	$3,510,000	$3,510,000
Less: Discounts on government grants	(28,155)	(34,202)	(37,810)
Less: Current portion	(926,667)	(166,667)	-

	$3,055,178	$3,309,131	$3,472,190

Loan content
Annual interest rate	0.40%-1.10%	0.40%-0.90%	0.40%-0.90%
Maturity date	Due by May 2027	Due by September 2026	Due by September 2026

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

20.	EQUITY

a.	Capital stock

	September 30, 2022	December 31, 2021	September 30, 2021

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2022, the Company issued employee restricted stocks awards (RSAs) for its employees in a total of 1,387 thousand shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed. Refer to Note 27 for the information on RSAs.

On May 10, 2022, TSMC’s Board of Directors resolved to cancel 1,387 thousand treasury shares. Refer to Note 20(e) for the information.

As of the end of reporting period, 1,063,995 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,319,976 thousand shares (one ADS represents five common shares).

b.	Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,183,645	$24,184,939	$24,184,939
From merger	22,803,291	22,804,510	22,804,510
From convertible bonds	8,892,371	8,892,847	8,892,847
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	8,406,282	8,406,282
Donations – donated by shareholders	11,275	11,275	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,231,119	113,952	114,865
From share of changes in equities of associates	309,904	307,322	302,843
Donations – unclaimed dividend	40,475	40,475	29,303

May not be used for any purpose

Employee restricted shares	438,029	-	-

	$69,316,391	$64,761,602	$64,746,864

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s capital surplus and to once a year.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2022, 2021 and 2020 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022	of 2022
Board of Directors in its	November 8,	August 9,	May 10,
meeting	2022	2022	2022

Special capital reserve	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021	of 2021	of 2021
Board of Directors in its	February 15,	November 9,	August 10,	June 9,
meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2020	of 2020	of 2020	of 2020
Board of Directors in its	February 9,	November 10,	August 11,	May 12,
meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)
Exchange differences arising on translation of foreign operations	68,767,824	-	-	-	68,767,824
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	69,040	-	-	69,040
Debt instruments	-	(11,609,864)	-	-	(11,609,864)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(98,209)	-	-	(98,209)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	346,125	-	-	346,125

(Continued)

	Nine Months Ended September 30, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Loss allowance adjustments from debt instruments	$-	$553	$-	$-	$553
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	1,347,573	-	1,347,573
Transferred to initial carrying amount of hedged items	-	-	(43,027)	-	(43,027)
Issuance of shares	-	-	-	(451,899)	(451,899)
Share-based payment expenses recognized	-	-	-	186,722	186,722
Share of other comprehensive income (loss) of associates	591,374	(13,234)	89,752	-	667,892
Income tax effect	-	262	6,036	-	6,298

Balance, end of period	$6,055,837	$(10,731,017)	$1,520,870	$(265,177)	$(3,419,487)

(Concluded)

	Nine Months Ended September 30, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)
Exchange differences arising on translation of foreign operations	(3,636,881)	-	-	-	(3,636,881)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,080,237	-	-	1,080,237
Debt instruments	-	(2,027,175)	-	-	(2,027,175)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	277,155	-	-	277,155
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(183,349)	-	-	(183,349)
Loss allowance adjustments from debt instruments	-	561	-	-	561
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(41,416)	-	(41,416)
Transferred to initial carrying amount of hedged items	-	-	41,416	-	41,416
Share of other comprehensive income (loss) of associates	(100,543)	24,838	(3,106)	-	(78,811)
Income tax effect	-	(56,076)	-	-	(56,076)

Balance, end of period	$(60,739,051)	$1,437,945	$(3,106)	$-	$(59,304,212)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1,387 thousand shares. TSMC has completed this share buyback program during the first quarter of 2022. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1,387 thousand shares and set May 10, 2022 as the record date for capital reduction. The registration for share cancellation was completed on May 20, 2022.

21.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Three Months Ended September 30		Nine Months Ended September 30
Product	2022	2021	2022	2021

Wafer	$540,209,881	$366,007,932	$1,454,627,869	$1,020,485,888
Others	72,932,862	48,662,447	183,731,555	128,739,843

	$613,142,743	$414,670,379	$1,638,359,424	$1,149,225,731

	Three Months Ended September 30		Nine Months Ended September 30
Geography	2022	2021	2022	2021

Taiwan	$51,983,021	$35,358,868	$173,512,993	$134,839,517
United States	432,369,098	279,297,136	1,072,532,079	735,474,816
China	48,832,450	51,893,832	171,635,229	130,133,265
Europe, the Middle East and Africa	31,192,872	21,956,800	87,590,071	66,979,067
Japan	29,592,683	18,218,572	81,396,101	52,599,321
Others	19,172,619	7,945,171	51,692,951	29,199,745

	$613,142,743	$414,670,379	$1,638,359,424	$1,149,225,731

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended September 30		Nine Months Ended September 30
Platform	2022	2021	2022	2021

Smartphone	$251,069,572	$180,649,835	$648,625,225	$501,602,527
High Performance Computing	238,237,286	155,629,734	669,423,118	426,864,135
Internet of Things	59,410,567	36,282,241	143,104,893	95,796,759
Automotive	31,203,686	17,186,114	81,976,301	48,187,568
Digital Consumer Electronics	14,900,562	13,204,541	44,625,094	42,159,242
Others	18,321,070	11,717,914	50,604,793	34,615,500

	$613,142,743	$414,670,379	$1,638,359,424	$1,149,225,731

	Three Months Ended September 30		Nine Months Ended September 30
Resolution	2022	2021	2022	2021

5-nanometer	$148,812,933	$66,930,524	$335,834,446	$173,733,470
7-nanometer	142,152,179	122,606,053	417,396,526	334,954,675
10-nanometer	4,480	14,701	17,837	643,187
16-nanometer	66,299,632	48,812,969	191,645,300	139,462,708
20-nanometer	2,124,614	1,203,472	6,409,003	3,734,272
28-nanometer	52,861,617	37,739,348	149,841,720	111,922,338
40/45-nanometer	37,855,129	27,233,876	108,326,372	74,029,676
65-nanometer	25,338,814	16,189,697	69,063,607	48,148,098
90-nanometer	11,311,235	6,998,277	31,089,564	24,753,997
0.11/0.13 micron	16,732,222	10,382,373	42,810,676	28,387,457
0.15/0.18 micron	29,754,752	22,268,008	82,486,441	63,875,473
0.25 micron and above	6,962,274	5,628,634	19,706,377	16,840,537

Wafer revenue	$540,209,881	$366,007,932	$1,454,627,869	$1,020,485,888

b.	Contract balances

	September 30, 2022	December 31, 2021	September 30, 2021	January 1, 2021

Contract liabilities (classified under accrued expenses and other current liabilities)	$56,941,335	$39,762,588	$33,659,796	$13,775,088

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$1,502,974 thousand and NT$492,255 thousand for the three months ended September 30, 2022 and 2021, respectively; and NT$37,198,089 thousand and NT$11,296,660 thousand for the nine months ended September 30, 2022 and 2021, respectively.

c.	Temporary receipts from customers

	September 30, 2022	December 31, 2021	September 30, 2021

Current portion (classified under accrued expenses and other current liabilities)	$97,843,204	$30,612,702	$16,200,130
Noncurrent portion (classified under other noncurrent liabilities)	190,225,981	155,381,485	90,128,894

	$288,069,185	$185,994,187	$106,329,024

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

22.INTEREST INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Interest income
Bank deposits	$5,294,717	$686,841	$8,960,401	$2,026,308
Financial assets at FVTOCI	670,317	509,785	1,812,928	1,685,252
Financial assets at amortized cost	650,010	159,918	1,061,539	534,569

	$6,615,044	$1,356,544	$11,834,868	$4,246,129

23.FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Interest expense
Corporate bonds	$4,051,243	$1,282,154	$9,781,682	$3,080,458
Lease liabilities	85,705	47,895	183,008	144,822
Bank loans	6,882	3,924	21,527	15,017
Others	328	90	503	260
Less: Capitalized interest under property, plant and equipment	(774,140)	-	(1,571,705)	-

	$3,370,018	$1,334,063	$8,415,015	$3,240,557

Information about capitalized interest is as follows:

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022

Capitalization rate	0.84%-3.36%	0.56%-3.36%

24.	OTHER GAINS AND LOSSES, NET

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(100,974)	$14,015	$(346,125)	$183,349
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	4,884,964	(2,572,629)	(2,537,012)	(4,971,538)
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(1,085)	1,056	(553)	(561)
Financial assets at amortized cost	(9,319)	906	(32,729)	5,807
Other gains (losses), net	(102,252)	(11,435)	(82,705)	261,693

	$4,671,334	$(2,568,087)	$(2,999,124)	$(4,521,250)

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Current income tax expense
Current tax expense recognized in the current period	$40,291,507	$22,861,314	$103,055,761	$62,738,892
Income tax adjustments on prior years	-	53,479	(523,244)	211,922
Other income tax adjustments	55,481	40,188	142,285	110,074
	40,346,988	22,954,981	102,674,802	63,060,888
Deferred income tax benefit
The origination and reversal of temporary differences	(5,731,478)	(4,150,348)	(15,260,364)	(11,388,659)
Investment tax credits	1,106,950	(1,432,148)	1,084,373	(4,064,745)
	(4,624,528)	(5,582,496)	(14,175,991)	(15,453,404)

Income tax expense recognized in profit or loss	$35,722,460	$17,372,485	$88,498,811	$47,607,484

b.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2020. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Basic EPS	$10.83	$6.03	$27.79	$16.59
Diluted EPS	$10.83	$6.03	$27.79	$16.59

EPS is computed as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Basic EPS
Net income available to common shareholders of the parent	$280,865,780	$156,258,287	$720,626,072	$430,307,722
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,993	25,930,380	25,929,256	25,930,380
Basic EPS (in dollars)	$10.83	$6.03	$27.79	$16.59

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Diluted EPS
Net income available to common shareholders of the parent	$280,865,780	$156,258,287	$720,626,072	$430,307,722
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,993	25,930,380	25,929,256	25,930,380
Effects of all dilutive potential common shares	172	-	137	-
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,165	25,930,380	25,929,393	25,930,380
Diluted EPS (in dollars)	$10.83	$6.03	$27.79	$16.59

(Concluded)

27.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Equity-settled share-based payment-RSAs

The issuance of RSAs for year 2021 (2021 RSAs) of no more than 2,600 thousand common shares has been approved by TSMC’s shareholders’ meeting held on July 26, 2021. The grants will be made free of charge. Under the aforementioned resolution, TSMC’s Board of Directors approved the issuance of RSAs of 1,387 thousand shares. The grant date and the issuance date were both March 1, 2022.

Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to key management personnel can only be vested if

●	the key management personnel remain employed by TSMC on the last date of each vesting period;

●	during the vesting period, the key management personnel may not breach any agreement with the TSMC or violate the TSMC’s work rules; and

●	certain key management personnel performance metrics and the TSMC’s business performance metrics are met.

2)

The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the TSMC’s business performance metrics.

3)

The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation Committee’s evaluation of the TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested

Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

Restrictions imposed on the key management personnel’ rights in the RSAs before the vesting conditions are fulfilled:

1)

During each vesting period, no key management personnel granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

2)

Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the key management personnel’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

3)	Details of granted 2021 RSAs are as follows:

Nine Months Ended September 30, 2022
Number of Stocks (In Thousands)

Balance, beginning of period	-
Issuance of stocks	1,387

Balance, end of period	1,387

Weighted-average fair value of RSAs (in dollars)	$325.81

The 2021 RSAs is measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

March 1, 2022

Stock price at grant date (in dollars)	$604
Expected price volatility	25.34%-28.28%
Expected option life	1-3 years
Risk-free interest rate	0.57%

Refer to Note 28 for the compensation costs of the 2021 RSAs recognized by TSMC.

The issuance of RSAs for year 2022 (2022 RSAs) of no more than 3,065 thousand common shares has been approved by TSMC’s shareholders’ meeting held on June 8, 2022. The grants will be made free of charge.

b.	Cash-settled share-based payment arrangements

On March 1, 2022, TSMC executed a compensation plan to grant 236 thousand units of employee cash-settled share-based payment arrangement. One unit of the right represents a right to the market value of one TSMC’s common share when vested. The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned 2021 RSAs.

The fair value of compensation cost for the cash-settled share-based payment was measured by using binominal tree approach and will be measured each reporting period until settlement. Relevant information is as follows:

Nine Months Ended September 30, 2022

Stock price at measurement date (in dollars)	$476.5
Expected price volatility	26.72%-30.73%
Expected option life	1-3 years
Risk-free interest rate	1.18%

Refer to Note 28 for the compensation costs of the cash-settled share-based payment recognized by TSMC. The liabilities under cash-settle share-based payment arrangement amounted to NT$23,537 thousands as of the end of reporting period.

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$95,904,327	$97,830,855	$301,364,537	$284,777,952
Recognized in operating expenses	7,239,604	7,057,572	21,752,204	20,673,474
Recognized in other operating income and expenses	3,288	13,317	5,478	147,371

	$103,147,219	$104,901,744	$323,122,219	$305,598,797

b.Amortization of intangible assets

Recognized in cost of revenue	$1,536,479	$1,468,312	$4,548,103	$4,150,177
Recognized in operating expenses	661,968	656,707	2,002,054	1,983,265

	$2,198,447	$2,125,019	$6,550,157	$6,133,442

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,194,939	$999,238	$3,342,703	$2,713,067
Defined benefit plans	52,626	48,112	157,187	144,344
	1,247,565	1,047,350	3,499,890	2,857,411
Share-based payments
Equity-settled	80,290	2,553	222,091	6,007
Cash-settled	7,536	-	24,835	-
	87,826	2,553	246,926	6,007

Other employee benefits	63,077,715	41,633,719	168,008,855	117,312,328

	$64,413,106	$42,683,622	$171,755,671	$120,175,746

Employee benefits expense summarized by function
Recognized in cost of revenue	$37,344,903	$25,364,310	$100,859,986	$71,684,550
Recognized in operating expenses	27,068,203	17,319,312	70,895,685	48,491,196

	$64,413,106	$42,683,622	$171,755,671	$120,175,746

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Profit sharing bonus to employees	$16,771,157	$9,326,508	$43,031,392	$25,685,342

TSMC’s profit sharing bonus to employees and compensation to directors for 2021 and 2020 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2021	2020
	February 15,	February 9,
Resolution Date of TSMC’s Board of Directors in its meeting	2022	2021

Profit sharing bonus to employees	$35,601,449	$34,753,184
Compensation to directors	$487,537	$509,753

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2021 and 2020, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.CASH FLOW INFORMATION

a.	Non-cash transactions
	Nine Months Ended September 30
	2022	2021

Additions of financial assets at FVTOCI	$40,812,439	$200,469,936
Changes in accrued expenses and other current liabilities	8,458,351	(5,028,178)
Changes in other financial assets	(1,217)	-

Payments for acquisition of financial assets at FVTOCI	$49,269,573	$195,441,758

Disposal of financial assets at FVTOCI	$38,683,380	$197,256,267
Changes in other financial assets	2,538,030	1,483,350

Proceeds from disposal of financial assets at FVTOCI	$41,221,410	$198,739,617

Additions of property, plant and equipment	$747,936,092	$577,677,778
Changes in other financial assets	5,599,717	761,893
Changes in payables to contractors and equipment suppliers	(6,733,136)	25,241,444
Changes in accrued expenses and other current liabilities	596,789	-
Transferred to initial carrying amount of hedged items	-	(41,416)
Capitalized interests	(1,571,705)	-

Payments for acquisition of property, plant and equipment	$745,827,757	$603,639,699

Additions of intangible assets	$5,874,534	$6,041,320
Changes in other financial assets	7,584	2,700
Changes in accrued expenses and other current liabilities	(411,032)	(366,495)

Payments for acquisition of intangible assets	$5,471,086	$5,677,525

b.	Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2022

Short-term loans	$114,921,333	$(111,959,992)	$(2,372,053)	$-	$(589,288)	$-
Bonds payable	614,470,652	187,690,399	62,510,018	-	215,402	864,886,471
Long-term bank loans	3,475,798	500,000	-	-	6,047	3,981,845
Lease liabilities	22,940,665	(1,941,321)	147,704	11,416,525	183,008	32,746,581

Total	$755,808,448	$74,289,086	$60,285,669	$11,416,525	$(184,831)	$901,614,897

			Non-cash Changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2021

Short-term loans	$88,559,026	$37,530,131	$(6,830,906)	$-	$(414,186)	$118,844,065
Bonds payable	256,705,084	204,198,161	(1,272,285)	-	102,488	459,733,448
Long-term bank loans	1,967,611	1,510,000	-	-	(5,421)	3,472,190
Lease liabilities	22,388,674	(1,595,286)	(47,830)	2,238,232	144,822	23,128,612

Total	$369,620,395	$241,643,006	$(8,151,021)	$2,238,232	$(172,297)	$605,178,315

Note:	Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

30.FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	September 30, 2022	December 31, 2021	September 30, 2021

Financial assets
FVTPL (Note 1)	$4,705,434	$159,048	$33,956
FVTOCI (Note 2)	139,040,137	129,607,052	131,158,674
Hedging financial assets	88,431	13,468	37,769
Amortized cost (Note 3)	1,695,094,039	1,283,715,674	1,055,535,934

	$1,838,928,041	$1,413,495,242	$1,186,766,333

Financial liabilities
FVTPL (Note 4)	$611,010	$681,914	$1,405,470
Hedging financial liabilities	-	9,642	-
Amortized cost (Note 5)	1,635,913,770	1,355,957,244	1,098,592,492

	$1,636,524,780	$1,356,648,800	$1,099,997,962

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the nine months ended September 30, 2022 and 2021, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$697,072 thousand and NT$542,268 thousand respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$4,065,956 thousand and NT$3,871,576 thousand for the nine months ended September 30, 2022 and 2021, respectively.

All of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the nine months ended September 30, 2022 and 2021, the other comprehensive income would have decreased by NT$692,880 thousand and NT$567,419 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2022, December 31, 2021 and September 30, 2021, the Company’s ten largest customers accounted for 82%, 79% and 80% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.9%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the nine months ended September 30, 2022 and 2021, the expected credit loss increased NT$41,636 thousand and decreased NT$5,556 thousand, respectively. The changes were mainly due to increased investment amount and adjusted investment portfolio.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

September 30, 2022

Non-derivative financial liabilities

Accounts payable (including related parties)	$62,018,224	$-	$-	$-	$62,018,224
Payables to contractors and equipment suppliers	159,780,369	-	-	-	159,780,369
Accrued expenses and other current liabilities	206,908,541	-	-	-	206,908,541
Bonds payable	39,450,837	94,867,341	314,685,674	648,515,423	1,097,519,275
Long-term bank loans	963,041	2,601,517	524,867	-	4,089,425
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,946,938	5,278,010	4,749,791	23,213,612	36,188,351
Others	-	191,095,118	3,581,616	-	194,676,734
	472,067,950	293,841,986	323,541,948	671,729,035	1,761,180,919

Derivative financial instruments

Forward exchange contracts
Outflows	170,881,226	-	-	-	170,881,226
Inflows	(175,119,667)	-	-	-	(175,119,667)
	(4,238,441)	-	-	-	(4,238,441)

	$467,829,509	$293,841,986	$323,541,948	$671,729,035	$1,756,942,478

December 31, 2021

Non-derivative financial liabilities

Short-term loans	$114,767,034	$-	$-	$-	$114,767,034
Accounts payable (including related parties)	48,722,789	-	-	-	48,722,789
Payables to contractors and equipment suppliers	145,742,148	-	-	-	145,742,148
Accrued expenses and other current liabilities	120,240,359	-	-	-	120,240,359
Bonds payable	13,580,628	42,801,397	191,458,126	506,504,958	754,345,109
Long-term bank loans	183,671	2,217,112	1,153,900	-	3,554,683
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,371,568	3,896,249	3,385,295	14,649,235	24,302,347
Others	-	164,991,929	-	-	164,991,929
	445,608,197	213,906,687	195,997,321	521,154,193	1,376,666,398

Derivative financial instruments

Forward exchange contracts
Outflows	187,708,035	-	-	-	187,708,035
Inflows	(187,631,930)	-	-	-	(187,631,930)
	76,105	-	-	-	76,105

	$445,684,302	$213,906,687	$195,997,321	$521,154,193	$1,376,742,503

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

September 30, 2021

Non-derivative financial liabilities

Short-term loans	$118,660,406	$-	$-	$-	$118,660,406
Accounts payable (including related parties)	43,888,861	-	-	-	43,888,861
Payables to contractors and equipment suppliers	128,367,724	-	-	-	128,367,724
Accrued expenses and other current liabilities	103,426,537	-	-	-	103,426,537
Bonds payable	5,785,181	38,720,687	126,849,991	372,476,536	543,832,395
Long-term bank loans	17,021	2,086,920	1,454,963	-	3,558,904
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,272,985	3,796,655	3,390,634	15,056,590	24,516,864
Others	-	97,521,348	-	-	97,521,348
	402,418,715	142,125,610	131,695,588	387,533,126	1,063,773,039

Derivative financial instruments

Forward exchange contracts
Outflows	176,212,206	-	-	-	176,212,206
Inflows	(175,119,313)	-	-	-	(175,119,313)
	1,092,893	-	-	-	1,092,893

	$403,511,608	$142,125,610	$131,695,588	$387,533,126	$1,064,865,932

(Concluded)

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

September 30, 2022

Lease liabilities	$10,373,309	$7,513,470	$4,390,162	$936,671	$23,213,612

December 31, 2021

Lease liabilities	$7,513,939	$5,043,067	$1,972,740	$119,489	$14,649,235

September 30, 2021

Lease liabilities	$7,616,790	$5,154,382	$2,131,771	$153,647	$15,056,590

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2022
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$4,705,434	$-	$4,705,434

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$66,420,737	$-	$66,420,737
Agency bonds/Agency mortgage-backed securities	-	29,713,881	-	29,713,881
Government bonds	20,139,588	87,094	-	20,226,682
Asset-backed securities	-	9,580,806	-	9,580,806
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,784,978	6,784,978
Publicly traded stocks	267,316	-	-	267,316
Notes and accounts receivable, net	-	6,045,737	-	6,045,737

	$20,406,904	$111,848,255	$6,784,978	$139,040,137

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$88,431	$-	$-	$88,431

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$611,010	$-	$611,010

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$159,048	$-	$159,048

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$57,253,161	$-	$57,253,161
Agency bonds/Agency mortgage-backed securities	-	32,070,114	-	32,070,114
Government bonds	21,267,002	78,792	-	21,345,794
Asset-backed securities	-	8,660,424	-	8,660,424
Investments in equity instruments
Non-publicly traded equity investments	-	-	5,887,892	5,887,892
Publicly traded stocks	189,758	-	-	189,758
Notes and accounts receivable, net	-	4,199,909	-	4,199,909

	$21,456,760	$102,262,400	$5,887,892	$129,607,052

Hedging financial assets

Cash flow hedges
Forward interest rate contracts	$-	$13,468	$-	$13,468

(Continued)

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$681,914	$-	$681,914

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$9,642	$-	$-	$9,642

(Concluded)

	September 30, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$33,956	$-	$33,956

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$58,340,908	$-	$58,340,908
Agency bonds/Agency mortgage-backed securities	-	33,836,903	-	33,836,903
Government bonds	22,399,723	80,026	-	22,479,749
Asset-backed securities	-	7,219,193	-	7,219,193
Investments in equity instruments
Non-publicly traded equity investments	-	-	5,729,779	5,729,779
Publicly traded stocks	59,125	-	-	59,125
Notes and accounts receivable, net	-	3,493,017	-	3,493,017

	$22,458,848	$102,970,047	$5,729,779	$131,158,674

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$37,769	$-	$-	$37,769

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,405,470	$-	$1,405,470

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the nine months ended September 30, 2022 and 2021 are as follows:

	Nine Months Ended September 30
	2022	2021

Balance, beginning of period	$5,887,892	$4,514,940
Additions	315,772	293,034
Recognized in other comprehensive income or loss	(11,606)	1,071,721
Disposals and proceeds from return of capital of investments	-	(115,627)
Transfers out of level 3 (Note)	(139,770)	-
Effect of exchange rate changes	732,690	(34,289)

Balance, end of period	$6,784,978	$5,729,779

Note:	The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

●	The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On September 30, 2022, December 31, 2021 and September 30, 2021, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$56,247 thousand, NT$51,372 thousand and NT$47,821 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	September 30, 2022
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$70,800,817	$69,466,149
Commercial paper	43,404,235	43,517,466

	$114,205,052	$112,983,615

(Continued)

	September 30, 2022
	Carrying	Level 2
	Amount	Fair Value

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$864,886,471	$765,664,981

(Concluded)

	December 31, 2021
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$5,306,962	$5,317,957

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$614,470,652	$613,514,692

	September 30, 2021
	Carrying	Level 2
	Amount	Fair Value
Financial assets

Financial assets at amortized costs
Corporate bonds	$1,545,597	$1,577,696

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$459,733,448	$454,886,671

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2022	2021	2022	2021

Item	Related Party Categories

Net revenue from sale of goods	Associates	$3,392,845	$2,438,567	$9,363,166	$5,885,674

c.	Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Related Party Categories

Associates	$1,699,804	$1,817,821	$4,797,872	$5,720,954

d.	Receivables from related parties

		September 30, 2022	December 31, 2021	September 30, 2021

Item	Related Party Name

Receivables from	GUC	$934,086	$597,836	$678,067
related parties	Xintec	157,088	117,488	181,077

		$1,091,174	$715,324	$859,144

Other receivables	SSMC	$70,674	$50,375	$49,304
	VIS	5,469	11,156	8,758
	TSMC Charity Foundation	-	-	15,028

		$76,143	$61,531	$73,090

e.	Payables to related parties

		September 30, 2022	December 31, 2021	September 30, 2021

Item	Related Party Name

Payables to related	Xintec	$1,181,914	$725,325	$1,403,671
parties	SSMC	527,944	349,211	419,846
	VIS	141,586	357,151	305,298
	Others	19,375	5,499	26,813

		$1,870,819	$1,437,186	$2,155,628

f.	Accrued expenses and other current liabilities

		September 30, 2022	December 31, 2021	September 30, 2021

Item	Related Party Categories

Contract liabilities	Associates	$837,482	$726,350	$523,538

g.	Others

		Three Months Ended September 30		Nine Months Ended September 30
		2022	2021	2022	2021

Item	Related Party Categories

Manufacturing expenses	Associates	$1,624,663	$1,676,996	$4,489,117	$4,243,515

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Short-term employee benefits	$1,138,271	$712,947	$3,122,981	$2,015,418
Post-employment benefits	698	746	2,373	2,241
Share-based payments	82,887	-	203,008	-

	$1,221,856	$713,693	$3,328,362	$2,017,659

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and market trends.

32.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of September 30, 2022, December 31, 2021 and September 30, 2021, the aforementioned other financial assets amounted to NT$131,995 thousand, NT$210,235 thousand and NT$262,147 thousand, respectively.

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.

In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

d.

TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.	TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of September 30, 2022, December 31, 2021 and September 30, 2021 were NT$238,309 thousand, NT$136,710 thousand and NT$137,648 thousand, respectively.

h.

The Company entrusted financial institutions to open performance guarantee mainly for import and export of goods, lease agreement and energy purchase agreement. As of September 30, 2022, December 31, 2021 and September 30, 2021, the aforementioned guarantee amounted to NT$7,603,958 thousand, NT$4,954,798 thousand, and NT$5,668,250 thousand, respectively.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2022

Financial assets

Monetary items
USD	$12,210,697	31.766		$387,884,990
USD	712,465	7.093	(Note 2)	22,632,159
EUR	1,546	31.121		48,100
EUR	20,774	6.949	(Note 3)	646,523
JPY	93,019,566	0.2202		20,482,908
JPY	6,683,505	0.0492	(Note 4)	1,471,708

Financial liabilities

Monetary items
USD	14,953,889	31.766		475,025,231
EUR	1,180,147	31.121		36,727,345
JPY	93,842,663	0.2202		20,664,154
JPY	6,697,526	0.0492	(Note 4)	1,474,795

December 31, 2021

Financial assets

Monetary items
USD	11,445,396	27.674		316,739,883
USD	2,023,233	6.379	(Note 2)	55,990,951
EUR	14,964	31.460		470,776
EUR	40,326	7.252	(Note 3)	1,268,665
JPY	10,921,880	0.2414		2,636,542

Financial liabilities

Monetary items
USD	11,958,503	27.674		330,939,620
EUR	3,539,320	31.460		111,347,020
JPY	112,456,908	0.2414		27,147,098

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2021

Financial assets

Monetary items
USD	$9,582,823	27.864		$267,015,782
USD	1,772,067	6.463	(Note 2)	49,376,882
EUR	7,248	32.450		235,213
JPY	1,089,600	0.2499		272,291

Financial liabilities

Monetary items
USD	9,777,821	27.864		272,449,192
EUR	2,906,442	32.450		94,314,055
JPY	129,710,147	0.2499		32,414,566

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Note 3:	The exchange rate represents the number of RMB for which one Euro could be exchanged.

Note 4:	The exchange rate represents the number of RMB for which one Japanese yen could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the nine months ended September 30, 2022 and 2021, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.	Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

36.	OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 2)			Ending Balance (Foreign Currencies in Thousands) (Note 2)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 1)
																			Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	71,462,420 7,800,000 1,150,000	)& )	$ (RMB (US$	71,462,420 7,800,000 1,150,000	)& )	$ (RMB (US$	42,914,740 7,100,000 350,000	)& )	0.75%-1.50%	The need for short-term and long-term financing	$-	Operating capital	$-	-	$-	$85,372,028	$85,372,028

Note 1:	The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$684,493,577	$ (US$	2,643,354 83,213)	$ (US$	2,643,354 83,213)	$ (US$	2,643,354 83,213)	$-	0.10%	$684,493,577	Yes	No	No
		TSMC Global	Subsidiary	684,493,577	(US$	238,245,000 7,500,000)	(US$	238,245,000 7,500,000)	(US$	238,245,000 7,500,000)	-	8.70%	684,493,577	Yes	No	No
		TSMC Arizona	Subsidiary	684,493,577	(US$	382,221,854 12,032,420)	(US$	382,221,854 12,032,420)	(US$	255,157,838 8,032,420)	-	13.96%	684,493,577	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	314,009	(JPY	290,664 1,320,000)	(JPY	290,664 1,320,000)	(JPY	290,664 1,320,000)	-	0.01%	314,009	No	No	No

Note 1:	The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2:	The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

September 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	-	Financial assets at amortized cost	2,350		$23,392,427	N/A		$23,455,153
	CPC Corporation, Taiwan	-	〃	2,009	20,011,808		N/A	20,062,313

	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230	468,258		10	468,258
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	461,412		7	461,412
	Global Investment Holding Inc.	-	〃	10,442	97,930		6	97,930
	Crimson Asia Capital	-	〃	-	934		1	934

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	36,414	6	US$	36,414
	China Walden Venture Investments II, L.P.	-	〃	-	US$	19,603	9	US$	19,603
	China Walden Venture Investments III, L.P.	-	〃	-	US$	13,397	4	US$	13,397
	Tela Innovations	-	〃	6,942	-		22	-
	Movella Inc.	-	〃	6,333	-		9	-

TSMC Global	Corporate bond
	Morgan Stanley	-	Financial assets at fair value through other comprehensive income	-	US$	76,812	N/A	US$	76,812
	Bank of America Corporation	-	〃	-	US$	75,386	N/A	US$	75,386
	Wells Fargo & Company	-	〃	-	US$	58,829	N/A	US$	58,829
	Citigroup Inc.	-	〃	-	US$	56,384	N/A	US$	56,384
	The Goldman Sachs Group, Inc.	-	〃	-	US$	49,532	N/A	US$	49,532
	JPMorgan Chase & Co.	-	〃	-	US$	45,415	N/A	US$	45,415
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	32,568	N/A	US$	32,568
	AbbVie Inc.	-	〃	-	US$	28,393	N/A	US$	28,393
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	27,427	N/A	US$	27,427
	HSBC Holdings plc	-	〃	-	US$	26,429	N/A	US$	26,429
	Banco Santander, S.A.	-	〃	-	US$	25,925	N/A	US$	25,925
	Metropolitan Life Global Funding I	-	〃	-	US$	24,226	N/A	US$	24,226
	Athene Global Funding	-	〃	-	US$	23,051	N/A	US$	23,051
	The Toronto-Dominion Bank	-	〃	-	US$	19,252	N/A	US$	19,252
	BNP Paribas SA	-	〃	-	US$	18,654	N/A	US$	18,654
	Nordea Bank Abp	-	〃	-	US$	18,095	N/A	US$	18,095
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	17,934	N/A	US$	17,934
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	17,030	N/A	US$	17,030
	Hyundai Capital America, Inc.	-	〃	-	US$	16,326	N/A	US$	16,326
	Guardian Life Global Funding	-	〃	-	US$	16,234	N/A	US$	16,234
	Mizuho Financial Group, Inc.	-	〃	-	US$	15,982	N/A	US$	15,982
	Principal Life Global Funding II	-	〃	-	US$	15,918	N/A	US$	15,918
	Deutsche Bank AG - New York Branch	-	〃	-	US$	15,817	N/A	US$	15,817

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Lloyds Banking Group plc	-	Financial assets at fair value through other comprehensive income	-	US$	15,739	N/A	US$	15,739
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	15,438	N/A	US$	15,438
	Oracle Corporation	-	〃	-	US$	15,299	N/A	US$	15,299
	Nationwide Building Society	-	〃	-	US$	15,133	N/A	US$	15,133
	NatWest Markets Plc	-	〃	-	US$	15,124	N/A	US$	15,124
	Bank of Montreal	-	〃	-	US$	14,981	N/A	US$	14,981
	Royal Bank of Canada	-	〃	-	US$	14,642	N/A	US$	14,642
	BPCE SA	-	〃	-	US$	14,521	N/A	US$	14,521
	Credit Suisse AG, New York Branch	-	〃	-	US$	14,517	N/A	US$	14,517
	Capital One Financial Corporation	-	〃	-	US$	13,936	N/A	US$	13,936
	ING Groep N.V.	-	〃	-	US$	13,805	N/A	US$	13,805
	NTT Finance Corporation	-	〃	-	US$	13,614	N/A	US$	13,614
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	13,400	N/A	US$	13,400
	Société Générale Société anonyme	-	〃	-	US$	13,110	N/A	US$	13,110
	The Bank of Nova Scotia	-	〃	-	US$	12,744	N/A	US$	12,744
	Standard Chartered PLC	-	〃	-	US$	12,568	N/A	US$	12,568
	Protective Life Global Funding	-	〃	-	US$	12,436	N/A	US$	12,436
	Apple Inc.	-	〃	-	US$	12,184	N/A	US$	12,184
	Macquarie Group Limited	-	〃	-	US$	11,898	N/A	US$	11,898
	Toyota Motor Credit Corporation	-	〃	-	US$	11,535	N/A	US$	11,535
	UBS Group AG	-	〃	-	US$	11,299	N/A	US$	11,299
	Equitable Financial Life Global Funding	-	〃	-	US$	11,251	N/A	US$	11,251
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	11,126	N/A	US$	11,126
	National Securities Clearing Corporation	-	〃	-	US$	10,810	N/A	US$	10,810
	Barclays PLC	-	〃	-	US$	10,737	N/A	US$	10,737
	AT&T Inc.	-	〃	-	US$	10,383	N/A	US$	10,383
	S&P Global Inc.	-	〃	-	US$	10,082	N/A	US$	10,082
	Nomura Holdings, Inc.	-	〃	-	US$	10,014	N/A	US$	10,014
	Verizon Communications Inc.	-	〃	-	US$	9,578	N/A	US$	9,578
	Citizens Bank, National Association	-	〃	-	US$	9,262	N/A	US$	9,262
	Credit Agricole SA London Branch	-	〃	-	US$	9,125	N/A	US$	9,125
	U.S. Bancorp	-	〃	-	US$	9,006	N/A	US$	9,006
	Roper Technologies, Inc.	-	〃	-	US$	8,933	N/A	US$	8,933
	Equifax Inc.	-	〃	-	US$	8,839	N/A	US$	8,839
	Amazon.com, Inc.	-	〃	-	US$	8,761	N/A	US$	8,761
	Equinor ASA	-	〃	-	US$	8,757	N/A	US$	8,757
	Santander UK Group Holdings plc	-	〃	-	US$	8,519	N/A	US$	8,519
	Merck & Co., Inc.	-	〃	-	US$	8,518	N/A	US$	8,518
	Bristol-Myers Squibb Company	-	〃	-	US$	8,418	N/A	US$	8,418
	New York Life Global Funding	-	〃	-	US$	8,156	N/A	US$	8,156
	Enel Finance International N.V.	-	〃	-	US$	8,151	N/A	US$	8,151
	GSK Consumer Healthcare Capital US LLC	-	〃	-	US$	8,145	N/A	US$	8,145
	AIG Global Funding	-	〃	-	US$	8,119	N/A	US$	8,119
	American Express Company	-	〃	-	US$	7,908	N/A	US$	7,908
	Truist Financial Corporation	-	〃	-	US$	7,711	N/A	US$	7,711
	International Bank for Reconstruction and Development	-	〃	-	US$	7,624	N/A	US$	7,624
	KfW	-	〃	-	US$	7,523	N/A	US$	7,523
	Canadian Imperial Bank of Commerce	-	〃	-	US$	7,406	N/A	US$	7,406
	AstraZeneca Finance LLC	-	〃	-	US$	7,389	N/A	US$	7,389

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	UnitedHealth Group Incorporated	-	Financial assets at fair value through other comprehensive income	-	US$	7,387	N/A	US$	7,387
	Inter-American Development Bank	-	〃	-	US$	7,320	N/A	US$	7,320
	Suncorp-Metway Limited	-	〃	-	US$	7,297	N/A	US$	7,297
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,209	N/A	US$	7,209
	Northwestern Mutual Global Funding	-	〃	-	US$	6,802	N/A	US$	6,802
	Chevron Corporation	-	〃	-	US$	6,792	N/A	US$	6,792
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,536	N/A	US$	6,536
	Prudential Funding Corp.	-	〃	-	US$	6,496	N/A	US$	6,496
	John Deere Capital Corporation	-	〃	-	US$	6,400	N/A	US$	6,400
	AstraZeneca PLC	-	〃	-	US$	6,400	N/A	US$	6,400
	Cargill, Incorporated	-	〃	-	US$	6,342	N/A	US$	6,342
	Intuit Inc.	-	〃	-	US$	6,307	N/A	US$	6,307
	Fifth Third Bancorp	-	〃	-	US$	6,268	N/A	US$	6,268
	Roche Holdings, Inc.	-	〃	-	US$	6,262	N/A	US$	6,262
	Jackson National Life Global Funding	-	〃	-	US$	6,252	N/A	US$	6,252
	Daimler Trucks Finance North America LLC	-	〃	-	US$	6,247	N/A	US$	6,247
	Montpelier Re Holdings Ltd.	-	〃	-	US$	6,194	N/A	US$	6,194
	Danske Bank A/S	-	〃	-	US$	6,108	N/A	US$	6,108
	Ameren Corporation	-	〃	-	US$	5,863	N/A	US$	5,863
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	5,840	N/A	US$	5,840
	Huntington Bancshares Incorporated	-	〃	-	US$	5,836	N/A	US$	5,836
	Exxon Mobil Corporation	-	〃	-	US$	5,739	N/A	US$	5,739
	Swedbank AB (publ)	-	〃	-	US$	5,698	N/A	US$	5,698
	Fox Corporation	-	〃	-	US$	5,621	N/A	US$	5,621
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	5,592	N/A	US$	5,592
	Exelon Corporation	-	〃	-	US$	5,524	N/A	US$	5,524
	Macquarie Bank Limited	-	〃	-	US$	5,517	N/A	US$	5,517
	Take-Two Interactive Software, Inc.	-	〃	-	US$	5,494	N/A	US$	5,494
	Scentre Group Trust 1	-	〃	-	US$	5,490	N/A	US$	5,490
	WPP Finance 2010	-	〃	-	US$	5,472	N/A	US$	5,472
	Huntington National Bank	-	〃	-	US$	5,417	N/A	US$	5,417
	WEC Energy Group, Inc.	-	〃	-	US$	5,383	N/A	US$	5,383
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,327	N/A	US$	5,327
	UBS AG, London Branch	-	〃	-	US$	5,326	N/A	US$	5,326
	Pacific Life Global Funding II	-	〃	-	US$	5,311	N/A	US$	5,311
	The Charles Schwab Corporation	-	〃	-	US$	5,253	N/A	US$	5,253
	Alabama Power Company	-	〃	-	US$	5,228	N/A	US$	5,228
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,218	N/A	US$	5,218
	ASB Bank Limited	-	〃	-	US$	5,195	N/A	US$	5,195
	Pioneer Natural Resources Company	-	〃	-	US$	5,174	N/A	US$	5,174
	Cox Communications, Inc.	-	〃	-	US$	5,108	N/A	US$	5,108
	Intel Corporation	-	〃	-	US$	4,973	N/A	US$	4,973
	Lowe's Companies, Inc.	-	〃	-	US$	4,968	N/A	US$	4,968
	Fiserv, Inc.	-	〃	-	US$	4,953	N/A	US$	4,953
	Five Corners Funding Trust	-	〃	-	US$	4,951	N/A	US$	4,951
	CVS Health Corporation	-	〃	-	US$	4,725	N/A	US$	4,725
	CGI Inc.	-	〃	-	US$	4,617	N/A	US$	4,617
	Thermo Fisher Scientific Inc.	-	〃	-	US$	4,565	N/A	US$	4,565
	Brookfield Finance Inc.	-	〃	-	US$	4,506	N/A	US$	4,506

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Eversource Energy	-	Financial assets at fair value through other comprehensive income	-	US$	4,451	N/A	US$	4,451
	Virginia Electric and Power Company	-	〃	-	US$	4,430	N/A	US$	4,430
	DNB Bank ASA	-	〃	-	US$	4,379	N/A	US$	4,379
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	4,371	N/A	US$	4,371
	W. P. Carey Inc.	-	〃	-	US$	4,348	N/A	US$	4,348
	HP Inc.	-	〃	-	US$	4,313	N/A	US$	4,313
	CenterPoint Energy, Inc.	-	〃	-	US$	4,290	N/A	US$	4,290
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	4,228	N/A	US$	4,228
	Bank of New Zealand	-	〃	-	US$	4,221	N/A	US$	4,221
	Comcast Corporation	-	〃	-	US$	4,215	N/A	US$	4,215
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	4,072	N/A	US$	4,072
	Brighthouse Financial Global Funding	-	〃	-	US$	4,048	N/A	US$	4,048
	Florida Power & Light Company	-	〃	-	US$	4,023	N/A	US$	4,023
	Korea Electric Power Corporation	-	〃	-	US$	3,994	N/A	US$	3,994
	Credit Suisse Group Funding (Guernsey) Limited	-	〃	-	US$	3,993	N/A	US$	3,993
	Dollar General Corporation	-	〃	-	US$	3,993	N/A	US$	3,993
	F&G Global Funding	-	〃	-	US$	3,960	N/A	US$	3,960
	7-Eleven, Inc.	-	〃	-	US$	3,946	N/A	US$	3,946
	Element Fleet Management Corp.	-	〃	-	US$	3,858	N/A	US$	3,858
	The Bank of New York Mellon Corporation	-	〃	-	US$	3,857	N/A	US$	3,857
	AvalonBay Communities, Inc.	-	〃	-	US$	3,809	N/A	US$	3,809
	CNO Global Funding	-	〃	-	US$	3,806	N/A	US$	3,806
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	3,804	N/A	US$	3,804
	European Bank for Reconstruction and Development	-	〃	-	US$	3,798	N/A	US$	3,798
	Mondelez International, Inc.	-	〃	-	US$	3,671	N/A	US$	3,671
	Sprint Spectrum Co Llc	-	〃	-	US$	3,608	N/A	US$	3,608
	Appalachian Power Company	-	〃	-	US$	3,605	N/A	US$	3,605
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,542	N/A	US$	3,542
	V.F. Corporation	-	〃	-	US$	3,484	N/A	US$	3,484
	Public Storage	-	〃	-	US$	3,444	N/A	US$	3,444
	Monongahela Power Company	-	〃	-	US$	3,404	N/A	US$	3,404
	BorgWarner Inc.	-	〃	-	US$	3,399	N/A	US$	3,399
	Ryder System, Inc.	-	〃	-	US$	3,393	N/A	US$	3,393
	Welltower Inc.	-	〃	-	US$	3,391	N/A	US$	3,391
	Public Service Electric and Gas Company	-	〃	-	US$	3,367	N/A	US$	3,367
	Truist Bank	-	〃	-	US$	3,365	N/A	US$	3,365
	OGE Energy Corp.	-	〃	-	US$	3,358	N/A	US$	3,358
	HSBC Bank Canada	-	〃	-	US$	3,329	N/A	US$	3,329
	Kimco Realty Corporation	-	〃	-	US$	3,317	N/A	US$	3,317
	Diageo Capital plc	-	〃	-	US$	3,309	N/A	US$	3,309
	Ross Stores, Inc.	-	〃	-	US$	3,267	N/A	US$	3,267
	U.S. Bancorp.	-	〃	-	US$	3,185	N/A	US$	3,185
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	3,181	N/A	US$	3,181
	Highmark Inc.	-	〃	-	US$	3,173	N/A	US$	3,173
	Credit Suisse Group AG	-	〃	-	US$	3,165	N/A	US$	3,165
	Dominion Energy, Inc.	-	〃	-	US$	3,165	N/A	US$	3,165
	Pfizer Inc.	-	〃	-	US$	3,150	N/A	US$	3,150
	Verisk Analytics, Inc.	-	〃	-	US$	3,146	N/A	US$	3,146
	Realty Income Corporation	-	〃	-	US$	3,121	N/A	US$	3,121

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	ERAC USA Finance LLC	-	Financial assets at fair value through other comprehensive income	-	US$	3,077	N/A	US$	3,077
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,025	N/A	US$	3,025
	Xcel Energy Inc.	-	〃	-	US$	3,023	N/A	US$	3,023
	ONE Gas, Inc.	-	〃	-	US$	3,009	N/A	US$	3,009
	Simon Property Group, L.P.	-	〃	-	US$	2,957	N/A	US$	2,957
	Gilead Sciences, Inc.	-	〃	-	US$	2,949	N/A	US$	2,949
	CNA Financial Corporation	-	〃	-	US$	2,946	N/A	US$	2,946
	The Western Union Company	-	〃	-	US$	2,943	N/A	US$	2,943
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,908	N/A	US$	2,908
	MPLX LP	-	〃	-	US$	2,906	N/A	US$	2,906
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,877	N/A	US$	2,877
	Atmos Energy Corporation	-	〃	-	US$	2,870	N/A	US$	2,870
	Johnson & Johnson	-	〃	-	US$	2,860	N/A	US$	2,860
	Nestlé Holdings, Inc.	-	〃	-	US$	2,858	N/A	US$	2,858
	Avangrid, Inc.	-	〃	-	US$	2,849	N/A	US$	2,849
	Air Lease Corporation	-	〃	-	US$	2,837	N/A	US$	2,837
	Southern California Gas Company	-	〃	-	US$	2,824	N/A	US$	2,824
	National Bank of Canada	-	〃	-	US$	2,819	N/A	US$	2,819
	TORONTO-DOMINION BANK/THE	-	〃	-	US$	2,751	N/A	US$	2,751
	Coöperatieve Rabobank U.A.	-	〃	-	US$	2,730	N/A	US$	2,730
	PPL Electric Utilities Corporation	-	〃	-	US$	2,722	N/A	US$	2,722
	Parker-Hannifin Corporation	-	〃	-	US$	2,721	N/A	US$	2,721
	Baxalta Incorporated	-	〃	-	US$	2,720	N/A	US$	2,720
	Phillips 66	-	〃	-	US$	2,699	N/A	US$	2,699
	Novartis Capital Corporation	-	〃	-	US$	2,694	N/A	US$	2,694
	Amazon.com, Inc	-	〃	-	US$	2,677	N/A	US$	2,677
	Ameriprise Financial, Inc.	-	〃	-	US$	2,665	N/A	US$	2,665
	B.A.T Capital Corporation	-	〃	-	US$	2,634	N/A	US$	2,634
	Hewlett Packard Enterprise Company	-	〃	-	US$	2,628	N/A	US$	2,628
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,606	N/A	US$	2,606
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,589	N/A	US$	2,589
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,571	N/A	US$	2,571
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	2,555	N/A	US$	2,555
	Public Service Enterprise Group Incorporated	-	〃	-	US$	2,546	N/A	US$	2,546
	Masco Corporation	-	〃	-	US$	2,468	N/A	US$	2,468
	GA Global Funding Trust	-	〃	-	US$	2,462	N/A	US$	2,462
	NBN Co Limited	-	〃	-	US$	2,442	N/A	US$	2,442
	Nuveen Finance, LLC	-	〃	-	US$	2,432	N/A	US$	2,432
	Baxter International Inc.	-	〃	-	US$	2,430	N/A	US$	2,430
	International Business Machines Corporation	-	〃	-	US$	2,426	N/A	US$	2,426
	M&T Bank Corporation	-	〃	-	US$	2,424	N/A	US$	2,424
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,417	N/A	US$	2,417
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,414	N/A	US$	2,414
	Santander UK plc	-	〃	-	US$	2,412	N/A	US$	2,412
	Cigna Corporation	-	〃	-	US$	2,411	N/A	US$	2,411
	CRH America, Inc.	-	〃	-	US$	2,364	N/A	US$	2,364
	Pinnacle West Capital Corporation	-	〃	-	US$	2,362	N/A	US$	2,362
	AutoZone, Inc.	-	〃	-	US$	2,359	N/A	US$	2,359
	Bayer US Finance II LLC	-	〃	-	US$	2,354	N/A	US$	2,354

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Southern California Edison Company	-	Financial assets at fair value through other comprehensive income	-	US$	2,349	N/A	US$	2,349
	CMS Energy Corporation	-	〃	-	US$	2,339	N/A	US$	2,339
	Workday, Inc.	-	〃	-	US$	2,312	N/A	US$	2,312
	American Electric Power Company, Inc.	-	〃	-	US$	2,300	N/A	US$	2,300
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,276	N/A	US$	2,276
	Georgia Power Company	-	〃	-	US$	2,265	N/A	US$	2,265
	Texas Instruments Incorporated	-	〃	-	US$	2,259	N/A	US$	2,259
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	2,257	N/A	US$	2,257
	Chevron U.S.A. Inc.	-	〃	-	US$	2,242	N/A	US$	2,242
	USAA Capital Corp.	-	〃	-	US$	2,230	N/A	US$	2,230
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,221	N/A	US$	2,221
	Reynolds American Inc.	-	〃	-	US$	2,218	N/A	US$	2,218
	BOC Aviation Limited	-	〃	-	US$	2,217	N/A	US$	2,217
	Yara International ASA	-	〃	-	US$	2,208	N/A	US$	2,208
	RGA Global Funding	-	〃	-	US$	2,207	N/A	US$	2,207
	Crédit Agricole S.A.	-	〃	-	US$	2,203	N/A	US$	2,203
	National Australia Bank - New York Branch	-	〃	-	US$	2,194	N/A	US$	2,194
	NiSource Inc.	-	〃	-	US$	2,149	N/A	US$	2,149
	Berkshire Hathaway Inc.	-	〃	-	US$	2,139	N/A	US$	2,139
	Empower Finance 2020, LP	-	〃	-	US$	2,104	N/A	US$	2,104
	CNH Industrial Capital LLC	-	〃	-	US$	2,081	N/A	US$	2,081
	Union Pacific Corporation	-	〃	-	US$	2,070	N/A	US$	2,070
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,044	N/A	US$	2,044
	DTE Energy Company	-	〃	-	US$	2,029	N/A	US$	2,029
	Georgia-Pacific LLC	-	〃	-	US$	2,015	N/A	US$	2,015
	Baidu, Inc.	-	〃	-	US$	1,997	N/A	US$	1,997
	The East Ohio Gas Company	-	〃	-	US$	1,992	N/A	US$	1,992
	General Electric Company	-	〃	-	US$	1,983	N/A	US$	1,983
	Mead Johnson Nutrition Company	-	〃	-	US$	1,959	N/A	US$	1,959
	Amphenol Corporation	-	〃	-	US$	1,955	N/A	US$	1,955
	The Sherwin-Williams Company	-	〃	-	US$	1,951	N/A	US$	1,951
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,947	N/A	US$	1,947
	Magna International Inc.	-	〃	-	US$	1,946	N/A	US$	1,946
	Tucson Electric Power Company	-	〃	-	US$	1,918	N/A	US$	1,918
	Gulf Power Company	-	〃	-	US$	1,862	N/A	US$	1,862
	Olympus Corporation	-	〃	-	US$	1,848	N/A	US$	1,848
	Otis Worldwide Corporation	-	〃	-	US$	1,836	N/A	US$	1,836
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,780	N/A	US$	1,780
	Kinder Morgan, Inc.	-	〃	-	US$	1,772	N/A	US$	1,772
	DuPont de Nemours, Inc.	-	〃	-	US$	1,740	N/A	US$	1,740
	Mitsubishi Corporation	-	〃	-	US$	1,733	N/A	US$	1,733
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	1,720	N/A	US$	1,720
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,718	N/A	US$	1,718
	NBK SPC Limited	-	〃	-	US$	1,714	N/A	US$	1,714
	Kentucky Utilities Company	-	〃	-	US$	1,713	N/A	US$	1,713
	Wipro IT Services LLC	-	〃	-	US$	1,662	N/A	US$	1,662
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,658	N/A	US$	1,658
	Infor, Inc.	-	〃	-	US$	1,655	N/A	US$	1,655

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Enbridge Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	1,652	N/A	US$	1,652
	Tyson Foods, Inc.	-	〃	-	US$	1,619	N/A	US$	1,619
	Quest Diagnostics Incorporated	-	〃	-	US$	1,599	N/A	US$	1,599
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,598	N/A	US$	1,598
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,592	N/A	US$	1,592
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,575	N/A	US$	1,575
	Raytheon Technologies Corporation	-	〃	-	US$	1,575	N/A	US$	1,575
	University of California	-	〃	-	US$	1,568	N/A	US$	1,568
	CSL Finance plc	-	〃	-	US$	1,563	N/A	US$	1,563
	NatWest Group plc	-	〃	-	US$	1,557	N/A	US$	1,557
	Walmart Inc.	-	〃	-	US$	1,548	N/A	US$	1,548
	Midwest Connector Capital Company LLC	-	〃	-	US$	1,545	N/A	US$	1,545
	eBay Inc.	-	〃	-	US$	1,515	N/A	US$	1,515
	UBS AG (LONDON BRANCH)	-	〃	-	US$	1,508	N/A	US$	1,508
	MetLife, Inc.	-	〃	-	US$	1,505	N/A	US$	1,505
	KEB Hana Bank	-	〃	-	US$	1,500	N/A	US$	1,500
	Elevance Health Inc.	-	〃	-	US$	1,497	N/A	US$	1,497
	Emerson Electric Co.	-	〃	-	US$	1,495	N/A	US$	1,495
	Westpac Banking Corporation	-	〃	-	US$	1,494	N/A	US$	1,494
	Glencore Funding LLC	-	〃	-	US$	1,483	N/A	US$	1,483
	APA Infrastructure Limited	-	〃	-	US$	1,476	N/A	US$	1,476
	Brookfield Finance LLC	-	〃	-	US$	1,473	N/A	US$	1,473
	CK Hutchison International (19) Limited	-	〃	-	US$	1,466	N/A	US$	1,466
	Commonwealth Bank of Australia	-	〃	-	US$	1,454	N/A	US$	1,454
	Microchip Technology Incorporated	-	〃	-	US$	1,452	N/A	US$	1,452
	Amcor Flexibles North America Inc.	-	〃	-	US$	1,448	N/A	US$	1,448
	NSTAR Electric Company	-	〃	-	US$	1,431	N/A	US$	1,431
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,426	N/A	US$	1,426
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,420	N/A	US$	1,420
	Duke Energy Florida, LLC	-	〃	-	US$	1,411	N/A	US$	1,411
	Marathon Petroleum Corporation	-	〃	-	US$	1,406	N/A	US$	1,406
	The Southern Company	-	〃	-	US$	1,396	N/A	US$	1,396
	Essex Portfolio, L.P.	-	〃	-	US$	1,376	N/A	US$	1,376
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,353	N/A	US$	1,353
	ITC Holdings Corp.	-	〃	-	US$	1,346	N/A	US$	1,346
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,345	N/A	US$	1,345
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,302	N/A	US$	1,302
	Alliant Energy Finance, LLC	-	〃	-	US$	1,300	N/A	US$	1,300
	Entergy Arkansas, LLC	-	〃	-	US$	1,268	N/A	US$	1,268
	NetApp, Inc.	-	〃	-	US$	1,261	N/A	US$	1,261
	PACCAR Financial Corp.	-	〃	-	US$	1,217	N/A	US$	1,217
	State Of Tennessee	-	〃	-	US$	1,217	N/A	US$	1,217
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,211	N/A	US$	1,211
	Met Tower Global Funding	-	〃	-	US$	1,207	N/A	US$	1,207
	American Honda Finance Corporation	-	〃	-	US$	1,163	N/A	US$	1,163
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	1,151	N/A	US$	1,151
	Corebridge Financial, Inc.	-	〃	-	US$	1,143	N/A	US$	1,143
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	1,083	N/A	US$	1,083
	The Curators of the University of Missouri	-	〃	-	US$	1,080	N/A	US$	1,080

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Ferguson Finance PLC	-	Financial assets at fair value through other comprehensive income	-	US$	1,060	N/A	US$	1,060
	Nucor Corporation	-	〃	-	US$	1,057	N/A	US$	1,057
	Baker Hughes Holdings LLC	-	〃	-	US$	1,031	N/A	US$	1,031
	State Street Corporation	-	〃	-	US$	1,026	N/A	US$	1,026
	Enterprise Products Operating LLC	-	〃	-	US$	1,025	N/A	US$	1,025
	IBERDROLA INTL BV	-	〃	-	US$	1,022	N/A	US$	1,022
	The Cleveland Electric Illuminating Company	-	〃	-	US$	1,005	N/A	US$	1,005
	Texas Eastern Transmission, LP	-	〃	-	US$	999	N/A	US$	999
	Foxconn (Far East) Limited	-	〃	-	US$	997	N/A	US$	997
	Sinopec Group Overseas Development (2014) Ltd.	-	〃	-	US$	996	N/A	US$	996
	Baltimore Gas and Electric Company	-	〃	-	US$	992	N/A	US$	992
	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	-	〃	-	US$	988	N/A	US$	988
	Entergy Mississippi, LLC	-	〃	-	US$	987	N/A	US$	987
	Board of Regents, State of Iowa	-	〃	-	US$	980	N/A	US$	980
	MassMutual Global Funding II	-	〃	-	US$	979	N/A	US$	979
	Denver City & County Housing Authority	-	〃	-	US$	974	N/A	US$	974
	Pricoa Global Funding I	-	〃	-	US$	951	N/A	US$	951
	Kansas City Southern	-	〃	-	US$	936	N/A	US$	936
	Suntory Holdings Limited	-	〃	-	US$	935	N/A	US$	935
	Aflac Incorporated	-	〃	-	US$	878	N/A	US$	878
	American International Group, Inc.	-	〃	-	US$	874	N/A	US$	874
	Unilever Capital Corporation	-	〃	-	US$	873	N/A	US$	873
	KeyBank National Association	-	〃	-	US$	858	N/A	US$	858
	QNB Finance Ltd.	-	〃	-	US$	853	N/A	US$	853
	AmerisourceBergen Corporation	-	〃	-	US$	827	N/A	US$	827
	Hormel Foods Corporation	-	〃	-	US$	814	N/A	US$	814
	BMW US Capital, LLC	-	〃	-	US$	801	N/A	US$	801
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	798	N/A	US$	798
	Sinopec Capital (2013) Ltd.	-	〃	-	US$	793	N/A	US$	793
	Palm Beach County, Florida	-	〃	-	US$	789	N/A	US$	789
	TransCanada PipeLines Limited	-	〃	-	US$	784	N/A	US$	784
	Oregon Health & Science University	-	〃	-	US$	771	N/A	US$	771
	Tencent Holdings Limited	-	〃	-	US$	747	N/A	US$	747
	Niagara Mohawk Power Corporation	-	〃	-	US$	745	N/A	US$	745
	The Walt Disney Company	-	〃	-	US$	734	N/A	US$	734
	CubeSmart, L.P.	-	〃	-	US$	724	N/A	US$	724
	Southern Power Company	-	〃	-	US$	710	N/A	US$	710
	Visa Inc.	-	〃	-	US$	707	N/A	US$	707
	Canadian Natural Resources Limited	-	〃	-	US$	693	N/A	US$	693
	Sky Limited	-	〃	-	US$	683	N/A	US$	683
	PayPal Holdings, Inc.	-	〃	-	US$	668	N/A	US$	668
	Hyundai Capital Services, Inc.	-	〃	-	US$	655	N/A	US$	655
	Abbott Laboratories	-	〃	-	US$	643	N/A	US$	643
	Norsk Hydro ASA	-	〃	-	US$	642	N/A	US$	642
	State Of Washington	-	〃	-	US$	640	N/A	US$	640
	Sodexo, Inc.	-	〃	-	US$	635	N/A	US$	635
	Stryker Corporation	-	〃	-	US$	629	N/A	US$	629
	Automatic Data Processing, Inc.	-	〃	-	US$	619	N/A	US$	619

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Bell Canada, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	612	N/A	US$	612
	DH Europe Finance II S.a.r.l.	-	〃	-	US$	599	N/A	US$	599
	Intact U.S. Holdings Inc.	-	〃	-	US$	595	N/A	US$	595
	QUALCOMM Incorporated	-	〃	-	US$	590	N/A	US$	590
	Keurig Dr Pepper Inc.	-	〃	-	US$	589	N/A	US$	589
	Republic Services, Inc.	-	〃	-	US$	576	N/A	US$	576
	Lincoln National Corporation	-	〃	-	US$	572	N/A	US$	572
	Port of Morrow	-	〃	-	US$	565	N/A	US$	565
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	564	N/A	US$	564
	American Water Capital Corp.	-	〃	-	US$	555	N/A	US$	555
	Fifth Third Bank, National Association	-	〃	-	US$	546	N/A	US$	546
	Duke Energy Progress, LLC	-	〃	-	US$	544	N/A	US$	544
	Shell International Finance B.V.	-	〃	-	US$	523	N/A	US$	523
	ConocoPhillips Company	-	〃	-	US$	497	N/A	US$	497
	State of Hawaii	-	〃	-	US$	495	N/A	US$	495
	Arizona Public Service Company	-	〃	-	US$	492	N/A	US$	492
	United Parcel Service, Inc.	-	〃	-	US$	492	N/A	US$	492
	Gsk Consumer Healthcare Capital Uk Plc	-	〃	-	US$	473	N/A	US$	473
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	469	N/A	US$	469
	Ecolab Inc.	-	〃	-	US$	463	N/A	US$	463
	Genuine Parts Company	-	〃	-	US$	462	N/A	US$	462
	McCormick & Company, Incorporated	-	〃	-	US$	461	N/A	US$	461
	Altria Group, Inc.	-	〃	-	US$	459	N/A	US$	459
	DENSO Corporation	-	〃	-	US$	433	N/A	US$	433
	AIA Group Limited	-	〃	-	US$	432	N/A	US$	432
	Brazos Higher Education Authority Inc	-	〃	-	US$	427	N/A	US$	427
	The Home Depot, Inc.	-	〃	-	US$	403	N/A	US$	403
	Target Corporation	-	〃	-	US$	401	N/A	US$	401
	Aetna Inc.	-	〃	-	US$	394	N/A	US$	394
	National Australia Bank Limited	-	〃	-	US$	394	N/A	US$	394
	Boston Properties Limited Partnership	-	〃	-	US$	393	N/A	US$	393
	University of Massachusetts Building Authority	-	〃	-	US$	389	N/A	US$	389
	Comerica Bank	-	〃	-	US$	383	N/A	US$	383
	Entergy Corporation	-	〃	-	US$	374	N/A	US$	374
	Banco del Estado de Chile	-	〃	-	US$	373	N/A	US$	373
	Sierra Pacific Power Company	-	〃	-	US$	370	N/A	US$	370
	Duke Energy Corporation	-	〃	-	US$	369	N/A	US$	369
	McKesson Corporation	-	〃	-	US$	368	N/A	US$	368
	Honeywell International Inc.	-	〃	-	US$	368	N/A	US$	368
	PepsiCo, Inc.	-	〃	-	US$	355	N/A	US$	355
	NIKE, Inc.	-	〃	-	US$	355	N/A	US$	355
	Principal Financial Group, Inc.	-	〃	-	US$	348	N/A	US$	348
	First Republic Bank	-	〃	-	US$	346	N/A	US$	346
	The Norinchukin Bank	-	〃	-	US$	345	N/A	US$	345
	Aon Corporation	-	〃	-	US$	339	N/A	US$	339
	Rabobank Nederland - New York Branch	-	〃	-	US$	331	N/A	US$	331
	Amgen Inc.	-	〃	-	US$	308	N/A	US$	308
	Philip Morris International Inc.	-	〃	-	US$	296	N/A	US$	296
	Mid-America Apartments, L.P.	-	〃	-	US$	291	N/A	US$	291

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Alabama State Federal Aid Highway Finance Authority	-	Financial assets at fair value through other comprehensive income	-	US$	290	N/A	US$	290
	The Allstate Corporation	-	〃	-	US$	288	N/A	US$	288
	TotalEnergies Capital International	-	〃	-	US$	285	N/A	US$	285
	BOC Aviation (USA) Corporation	-	〃	-	US$	283	N/A	US$	283
	Salesforce, Inc.	-	〃	-	US$	280	N/A	US$	280
	Aptiv PLC	-	〃	-	US$	279	N/A	US$	279
	Johnson Controls International plc	-	〃	-	US$	269	N/A	US$	269
	Barclays Bank PLC	-	〃	-	US$	269	N/A	US$	269
	Southern Natural Gas Company, L.L.C.	-	〃	-	US$	267	N/A	US$	267
	QatarEnergy	-	〃	-	US$	261	N/A	US$	261
	Sales Tax Securitization Corporation Of Chicago	-	〃	-	US$	249	N/A	US$	249
	Equitable Holdings, Inc.	-	〃	-	US$	243	N/A	US$	243
	Starbucks Corporation	-	〃	-	US$	236	N/A	US$	236
	E. I. du Pont de Nemours and Company	-	〃	-	US$	226	N/A	US$	226
	Waste Management, Inc.	-	〃	-	US$	221	N/A	US$	221
	Nasdaq, Inc.	-	〃	-	US$	218	N/A	US$	218
	Entergy Louisiana, LLC	-	〃	-	US$	217	N/A	US$	217
	Children's Hospital Of Orange County	-	〃	-	US$	212	N/A	US$	212
	The Pennsylvania State University	-	〃	-	US$	205	N/A	US$	205
	Martin Marietta Materials, Inc.	-	〃	-	US$	203	N/A	US$	203
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	197	N/A	US$	197
	Saudi Arabian Oil Company	-	〃	-	US$	192	N/A	US$	192
	Los Angeles Department of Water and Power, California	-	〃	-	US$	191	N/A	US$	191
	Deere & Company	-	〃	-	US$	191	N/A	US$	191
	NongHyup Bank	-	〃	-	US$	186	N/A	US$	186
	San Francisco Public Utilities Commission	-	〃	-	US$	180	N/A	US$	180
	Hoover Alabama Board Of Education	-	〃	-	US$	174	N/A	US$	174
	Dormitory Authority of the State of New York	-	〃	-	US$	152	N/A	US$	152
	Oregon Education Districts	-	〃	-	US$	151	N/A	US$	151
	Electricité de France S.A.	-	〃	-	US$	96	N/A	US$	96
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	84	N/A	US$	84
	Municipal Improvement Corporation of Los Angeles	-	〃	-	US$	80	N/A	US$	80
	Pima County, Arizona	-	〃	-	US$	75	N/A	US$	75
	State of Wisconsin	-	〃	-	US$	61	N/A	US$	61
	Huntington Beach California	-	〃	-	US$	49	N/A	US$	49
	City of Worcester, MA	-	〃	-	US$	30	N/A	US$	30
	Nueces County	-	〃	-	US$	24	N/A	US$	24
	Bank of America Corporation	-	Financial assets at amortized cost	-	US$	365,654	N/A	US$	360,738
	The Goldman Sachs Group, Inc.	-	〃	-	US$	340,683	N/A	US$	335,408
	Citigroup Global Markets Inc.	-	〃	-	US$	249,919	N/A	US$	243,346
	JPMorgan Chase & Co.	-	〃	-	US$	205,628	N/A	US$	202,660
	Wells Fargo & Company	-	〃	-	US$	189,392	N/A	US$	185,987
	Citigroup Global Markets Holdings Inc.	-	〃	-	US$	149,951	N/A	US$	144,379
	Goldman Sachs Finance Corp International Ltd.	-	〃	-	US$	149,870	N/A	US$	146,502
	Citigroup Inc.	-	〃	-	US$	106,012	N/A	US$	104,672
	Jpmorgan LLC	-	〃	-	US$	49,984	N/A	US$	49,072
	Morgan Stanley	-	〃	-	US$	30,237	N/A	US$	29,274
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	10,443	N/A	US$	10,314
	Hyundai Capital Services, Inc.	-	〃	-	US$	9,212	N/A	US$	9,065

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Nomura Holdings, Inc.	-	Financial assets at amortized cost	-	US$	9,207	N/A	US$	8,982
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,161	N/A	US$	8,918
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,156	N/A	US$	8,897
	UBS Group AG	-	〃	-	US$	9,087	N/A	US$	8,923
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	9,022	N/A	US$	8,845
	Deutsche Bank AG - New York Branch	-	〃	-	US$	8,981	N/A	US$	8,788
	Lloyds Banking Group plc	-	〃	-	US$	8,972	N/A	US$	8,822
	NatWest Markets Plc	-	〃	-	US$	8,933	N/A	US$	8,769
	Athene Global Funding	-	〃	-	US$	8,858	N/A	US$	8,710
	NongHyup Bank	-	〃	-	US$	8,473	N/A	US$	8,401
	BPCE SA	-	〃	-	US$	8,390	N/A	US$	8,167
	Banco Santander, S.A.	-	〃	-	US$	8,308	N/A	US$	8,058
	Enel Finance International N.V.	-	〃	-	US$	8,206	N/A	US$	7,995
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,157	N/A	US$	8,029
	Protective Life Global Funding	-	〃	-	US$	8,065	N/A	US$	7,880
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	8,012	N/A	US$	7,862
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,607	N/A	US$	7,418
	BNP Paribas SA	-	〃	-	US$	7,541	N/A	US$	7,397
	Nationwide Building Society	-	〃	-	US$	7,161	N/A	US$	6,913
	AIG Global Funding	-	〃	-	US$	7,131	N/A	US$	7,058
	KeyBank National Association	-	〃	-	US$	7,016	N/A	US$	6,812
	GA Global Funding Trust	-	〃	-	US$	6,244	N/A	US$	6,139
	Canadian Imperial Bank of Commerce	-	〃	-	US$	6,162	N/A	US$	5,999
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	6,049	N/A	US$	5,950
	CRH America, Inc.	-	〃	-	US$	5,970	N/A	US$	5,805
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	5,709	N/A	US$	5,625
	Daimler Trucks Finance North America LLC	-	〃	-	US$	5,671	N/A	US$	5,541
	CREDIT SUISSE AG (NEW YORK BRANCH)	-	〃	-	US$	5,608	N/A	US$	5,505
	Swedbank AB (publ)	-	〃	-	US$	5,215	N/A	US$	5,119
	F&G Global Funding	-	〃	-	US$	5,183	N/A	US$	5,101
	Bayer US Finance II LLC	-	〃	-	US$	4,986	N/A	US$	4,915
	Ecolab Inc.	-	〃	-	US$	4,847	N/A	US$	4,791
	Credit Suisse AG, New York Branch	-	〃	-	US$	4,727	N/A	US$	4,597
	Kinder Morgan, Inc.	-	〃	-	US$	4,699	N/A	US$	4,646
	Jackson Financial Inc.	-	〃	-	US$	4,643	N/A	US$	4,601
	Bristol-Myers Squibb Company	-	〃	-	US$	4,640	N/A	US$	4,596
	ING Groep N.V.	-	〃	-	US$	4,507	N/A	US$	4,451
	Toyota Motor Credit Corporation	-	〃	-	US$	4,496	N/A	US$	4,452
	Five Corners Funding Trust	-	〃	-	US$	4,421	N/A	US$	4,350
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,191	N/A	US$	4,112
	Danone S.A.	-	〃	-	US$	4,144	N/A	US$	4,108
	National Australia Bank - New York Branch	-	〃	-	US$	4,008	N/A	US$	3,980
	Société Générale Société anonyme	-	〃	-	US$	4,007	N/A	US$	3,957
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	4,005	N/A	US$	3,982
	Mizuho Financial Group, Inc.	-	〃	-	US$	4,001	N/A	US$	3,983
	BMW US Capital, LLC	-	〃	-	US$	4,000	N/A	US$	3,979
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	3,998	N/A	US$	3,959
	Georgia-Pacific LLC	-	〃	-	US$	3,995	N/A	US$	3,980
	Simon Property Group, L.P.	-	〃	-	US$	3,980	N/A	US$	3,952
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	3,974	N/A	US$	3,950

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Danske Bank A/S	-	Financial assets at amortized cost	-	US$	3,965	N/A	US$	3,911
	Philip Morris International Inc.	-	〃	-	US$	3,947	N/A	US$	3,926
	The Bank of Nova Scotia	-	〃	-	US$	3,884	N/A	US$	3,836
	Komatsu Finance America, Inc.	-	〃	-	US$	3,881	N/A	US$	3,851
	Nordea Bank Abp	-	〃	-	US$	3,789	N/A	US$	3,749
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	3,731	N/A	US$	3,692
	Georgia Power Company	-	〃	-	US$	3,537	N/A	US$	3,518
	Enbridge Inc.	-	〃	-	US$	3,399	N/A	US$	3,346
	Central Japan Railway Company	-	〃	-	US$	3,386	N/A	US$	3,350
	Jackson National Life Global Funding	-	〃	-	US$	3,321	N/A	US$	3,240
	Nestlé Holdings, Inc.	-	〃	-	US$	3,277	N/A	US$	3,245
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,177	N/A	US$	3,109
	Spectra Energy Partners, LP	-	〃	-	US$	2,826	N/A	US$	2,761
	Reliance Standard Life Global Funding II	-	〃	-	US$	2,659	N/A	US$	2,645
	Ryder System, Inc.	-	〃	-	US$	2,552	N/A	US$	2,525
	Southern California Edison Company	-	〃	-	US$	2,269	N/A	US$	2,254
	American Honda Finance Corporation	-	〃	-	US$	1,951	N/A	US$	1,926
	Oracle Corporation	-	〃	-	US$	885	N/A	US$	876
	Baxter International Inc.	-	〃	-	US$	777	N/A	US$	769
	Fidelity National Information Services, Inc.	-	〃	-	US$	591	N/A	US$	590
	Abbott Laboratories	-	〃	-	US$	362	N/A	US$	358
	Metropolitan Life Global Funding I	-	〃	-	US$	147	N/A	US$	145

	Government bond
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	633,998	N/A	US$	633,998
	Emirate of Abu Dhabi	-	〃	-	US$	1,447	N/A	US$	1,447
	Qatar	-	〃	-	US$	1,295	N/A	US$	1,295

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	480,057	N/A	US$	480,057
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	275,758	N/A	US$	275,758
	Government National Mortgage Association	-	〃	-	US$	179,583	N/A	US$	179,583

	Asset-backed securities
	Hyundai Auto Receivables Trust 2021-C	-	Financial assets at fair value through other comprehensive income	-	US$	10,383	N/A	US$	10,383
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	9,638	N/A	US$	9,638
	BX Trust 2022-LBA6	-	〃	-	US$	9,617	N/A	US$	9,617
	Toyota Auto Receivables 2022-B Owner Trust	-	〃	-	US$	9,570	N/A	US$	9,570
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	8,876	N/A	US$	8,876
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,331	N/A	US$	7,331
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,251	N/A	US$	7,251
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,538	N/A	US$	6,538
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,127	N/A	US$	6,127
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	6,031	N/A	US$	6,031
	Bank 2020-BNK26	-	〃	-	US$	5,676	N/A	US$	5,676
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,670	N/A	US$	5,670
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,620	N/A	US$	5,620
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,413	N/A	US$	5,413

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Wells Fargo Commercial Mortgage Trust 2016-C35	-	Financial assets at fair value through other comprehensive income	-	US$	5,317	N/A	US$	5,317
	Bank 2017-Bnk6	-	〃	-	US$	5,270	N/A	US$	5,270
	Bank 2021-bnk33	-	〃	-	US$	5,263	N/A	US$	5,263
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,221	N/A	US$	5,221
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,176	N/A	US$	5,176
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	4,959	N/A	US$	4,959
	Morgan Stanley Bank America Merrill Lynch Trust 2013-C10	-	〃	-	US$	4,696	N/A	US$	4,696
	CSAIL 2018-CX11	-	〃	-	US$	4,685	N/A	US$	4,685
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,629	N/A	US$	4,629
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	4,521	N/A	US$	4,521
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,329	N/A	US$	4,329
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,322	N/A	US$	4,322
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	4,316	N/A	US$	4,316
	Bank 2017-BNK9	-	〃	-	US$	4,314	N/A	US$	4,314
	Bank 2017 - BNK7	-	〃	-	US$	3,946	N/A	US$	3,946
	Bank 2019-Bnk17	-	〃	-	US$	3,862	N/A	US$	3,862
	JPMCC 2017-JP7	-	〃	-	US$	3,854	N/A	US$	3,854
	BANK 2017-BNK5	-	〃	-	US$	3,469	N/A	US$	3,469
	Msbam 2016-C29	-	〃	-	US$	3,417	N/A	US$	3,417
	Bank 2019-Bnk22	-	〃	-	US$	3,327	N/A	US$	3,327
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,155	N/A	US$	3,155
	GM Financial Consumer Automobile Receivables Trust 2021-4	-	〃	-	US$	3,142	N/A	US$	3,142
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	3,032	N/A	US$	3,032
	Msbam 2016-C31	-	〃	-	US$	2,982	N/A	US$	2,982
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	2,977	N/A	US$	2,977
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,889	N/A	US$	2,889
	J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	〃	-	US$	2,860	N/A	US$	2,860
	GS Mortgage Securities Corporation Trust 2018-RIVR	-	〃	-	US$	2,837	N/A	US$	2,837
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,807	N/A	US$	2,807
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,766	N/A	US$	2,766
	JPMDB 2017-C7	-	〃	-	US$	2,654	N/A	US$	2,654
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,594	N/A	US$	2,594
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,547	N/A	US$	2,547
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,447	N/A	US$	2,447
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,327	N/A	US$	2,327
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,204	N/A	US$	2,204
	UBS Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	2,184	N/A	US$	2,184
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,153	N/A	US$	2,153
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,064	N/A	US$	2,064
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	2,041	N/A	US$	2,041
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,027	N/A	US$	2,027
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	1,976	N/A	US$	1,976
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,975	N/A	US$	1,975
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	1,973	N/A	US$	1,973
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,954	N/A	US$	1,954
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	1,909	N/A	US$	1,909
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,838	N/A	US$	1,838
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	1,786	N/A	US$	1,786

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Dolp Trust 2021-NYC	-	Financial assets at fair value through other comprehensive income	-	US$	1,781	N/A	US$	1,781
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,549	N/A	US$	1,549
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,501	N/A	US$	1,501
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,451	N/A	US$	1,451
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,450	N/A	US$	1,450
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,415	N/A	US$	1,415
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	1,340	N/A	US$	1,340
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,327	N/A	US$	1,327
	Dbgs 2018-Biod Mortgage Trust	-	〃	-	US$	1,253	N/A	US$	1,253
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	1,253	N/A	US$	1,253
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,231	N/A	US$	1,231
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,227	N/A	US$	1,227
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	1,136	N/A	US$	1,136
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	945	N/A	US$	945
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	928	N/A	US$	928
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	916	N/A	US$	916
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	871	N/A	US$	871
	BX Trust 2021-BXMF	-	〃	-	US$	809	N/A	US$	809
	280 Park Avenue Trust 2017 - 280P	-	〃	-	US$	808	N/A	US$	808
	Citigroup Commercial Mortgage Trust 2013-GCJ11	-	〃	-	US$	767	N/A	US$	767
	Bx 2021-21M Mortgage Trust	-	〃	-	US$	764	N/A	US$	764
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	764	N/A	US$	764
	Elp Commercial Mortgage Trust 2021-Elp	-	〃	-	US$	762	N/A	US$	762
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	657	N/A	US$	657
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	642	N/A	US$	642
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	611	N/A	US$	611
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	608	N/A	US$	608
	Equs 2021-Eqaz Mortgage Trust	-	〃	-	US$	570	N/A	US$	570
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	568	N/A	US$	568
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	559	N/A	US$	559
	Gs Mortgage Securities Corporation Trust 2020-Uptn	-	〃	-	US$	543	N/A	US$	543
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	531	N/A	US$	531
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	528	N/A	US$	528
	Bx Commercial Mortgage Trust 2021-CIP	-	〃	-	US$	527	N/A	US$	527
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	497	N/A	US$	497
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	496	N/A	US$	496
	Bbcms Mortgage Trust 2017-C1	-	〃	-	US$	487	N/A	US$	487
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	482	N/A	US$	482
	GS Mortgage Securities Trust 2019-GSA1	-	〃	-	US$	476	N/A	US$	476
	Bank 2019-BNK23	-	〃	-	US$	433	N/A	US$	433
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	423	N/A	US$	423
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	407	N/A	US$	407
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	406	N/A	US$	406
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	404	N/A	US$	404
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	393	N/A	US$	393
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	359	N/A	US$	359
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	339	N/A	US$	339
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	331	N/A	US$	331
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	315	N/A	US$	315

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	JPMCC 2015 - JP1	-	Financial assets at fair value through other comprehensive income	-	US$	290	N/A	US$	290
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	269	N/A	US$	269
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	238	N/A	US$	238
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	235	N/A	US$	235
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	203	N/A	US$	203
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	193	N/A	US$	193
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	168	N/A	US$	168
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	155	N/A	US$	155
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	106	N/A	US$	106
	Bank 2020-BNK28	-	〃	-	US$	104	N/A	US$	104
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	74	N/A	US$	74
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	3	N/A	US$	3

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	86,834	4	US$	86,834

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	-		20	-
	5V Technologies, Inc.	-	〃	4	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	971	US$	1,529	3	US$	1,529

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	4,146	-	US$	4,146
	CNEX Labs, Inc.	-	〃	33	US$	166	-	US$	166

	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	30	US$	1,270	-	US$	1,270

EmergingFund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	1,487	US$	9,680	-	US$	9,680
	Solanium Labs, Ltd.	-	〃	1,429	US$	5,000	2	US$	5,000
	Kinara, Inc.	-	〃	2,015	US$	3,000	2	US$	3,000
	RiVos, Inc.	-	〃	750	US$	2,000	-	US$	2,000

	Publicly traded stocks
	Credo Technology Group Holding Ltd	-	Financial assets at fair value through other comprehensive income	511	US$	5,616	-	US$	5,616

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	Financial assets at amortized cost	-	-	-		$-	3,210		$31,966,563	860		$8,600,000		$8,600,000		$-	2,350		$23,392,427
	CPC Corporation, Taiwan	〃	-	-	-	-		2,559	25,493,771		550	5,500,000		5,500,000		-		2,009	20,011,808

	Non-publicly traded equity investments
	JASM	Investments accounted for using equity method	-	-	58	1,383,554		962	23,150,164		-	-		-		-		1,020	22,290,954
	TSMC 3DIC	〃	-	-	11	270,513		38	865,370		-	-		-		-		49	1,106,003

	Capital
	Emerging Fund	Investments accounted for using equity method	-	-	-	286,205		-	572,165		-	-		-		-		-	1,272,826

TSMC Global	Corporate bond
	Morgan Stanley	Financial assets at fair value through other comprehensive income	-	-	-	US$	65,115	-	US$	22,148	-	US$	4,750	US$	4,678	US$	72	-	US$	76,812
	Bank of America Corporation	〃	-	-	-	US$	75,265	-	US$	18,472	-	US$	12,205	US$	12,156	US$	49	-	US$	75,386
	Wells Fargo & Company	〃	-	-	-	US$	38,439	-	US$	24,456	-	US$	-	US$	-	US$	-	-	US$	58,829
	Citigroup Inc.	〃	-	-	-	US$	49,298	-	US$	16,770	-	US$	5,787	US$	5,779	US$	8	-	US$	56,384
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	53,756	-	US$	14,176	-	US$	14,292	US$	14,346	US$	(54)	-	US$	49,532
	Metropolitan Life Global Funding I	〃	-	-	-	US$	17,341	-	US$	10,758	-	US$	3,000	US$	3,000	US$	-	-	US$	24,226
	The Toronto-Dominion Bank	〃	-	-	-	US$	14,786	-	US$	15,598	-	US$	9,344	US$	9,685	US$	(341)	-	US$	19,252
	Bank of Montreal	〃	-	-	-	US$	6,295	-	US$	14,842	-	US$	5,076	US$	4,999	US$	77	-	US$	14,981
	S&P Global Inc.	〃	-	-	-	US$	-	-	US$	14,096	-	US$	2,893	US$	2,934	US$	(41)	-	US$	10,082
	Bank of America Corporation	Financial assets at amortized cost	-	-	-	US$	-	-	US$	388,666	-	US$	23,000	US$	23,000	US$	-	-	US$	365,654
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	51,347	-	US$	461,607	-	US$	171,000	US$	171,000	US$	-	-	US$	340,683
	Citigroup Global Markets Inc.	〃	-	-	-	US$	99,968	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	249,919
	JPMorgan Chase & Co.	〃	-	-	-	US$	10,054	-	US$	194,840	-	US$	-	US$	-	US$	-	-	US$	205,628
	Wells Fargo & Company	〃	-	-	-	US$	30,399	-	US$	159,137	-	US$	-	US$	-	US$	-	-	US$	189,392
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	-	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	149,951
	Goldman Sachs Finance Corp International Ltd.	〃	-	-	-	US$	-	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	149,870
	Citigroup Inc.	〃	-	-	-	US$	-	-	US$	119,897	-	US$	14,000	US$	14,000	US$	-	-	US$	106,012
	Jpmorgan LLC	〃	-	-	-	US$	-	-	US$	50,000	-	US$	-	US$	-	US$	-	-	US$	49,984
	Morgan Stanley	〃	-	-	-	US$	-	-	US$	30,255	-	US$	-	US$	-	US$	-	-	US$	30,237
	Banco Bilbao Vizcaya Argentaria, S.A.	〃	-	-	-	US$	-	-	US$	10,418	-	US$	-	US$	-	US$	-	-	US$	10,443

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Government bond
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	768,483	-	US$	93,078	-	US$	169,332	US$	171,044	US$	(1,712)	-	US$	633,998

	Agency bonds/Agency mortgage- backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	460,205	-	US$	251,742	-	US$	152,501	US$	155,377	US$	(2,876)	-	US$	480,057
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	253,075	-	US$	128,307	-	US$	64,001	US$	65,258	US$	(1,257)	-	US$	275,758
	Government National Mortgage Association	〃	-	-	-	US$	285,581	-	US$	75,482	-	US$	153,180	US$	156,329	US$	(3,149)	-	US$	179,583

Note: The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 15, 2022 (Note)	$213,300,000 (Note)	Based on the terms in the purchase order	122 counterparties(Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Addtron Technology (Japan), Inc.
Aegis Technology Co.
Air Liquid Japan G.K.
Air Liquide Far Eastern Ltd.
Air Water Plant Engineering Co., Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Chunghwa Telecom Japan Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Eaton Electric Japan
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Fuji Electric Co., Ltd
Fuji Furukawa E&C Co., Ltd
Green Partners Industry Co., Ltd
Hantech Engineering Co., Ltd.
Hitachi Energy Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
Japan Material Co., Ltd.
JG Environmental Technology Co., Ltd.
Jienshian Information Engineering Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Johnson Controls York Taiwan Co, Ltd.
Jusun Instruments Co., Ltd.
Kajima Corporation
Kanto Chemical Engineering Co., Ltd.
Kao Hsin Engineering Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Kedge Construction Co., Ltd.
Kinetics Technology Corporation
Koei International Corp.
Kuken Kogyo Co., Ltd.
Kurita Water Industries Ltd., Taiwan
Kyudenko Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Lumax International Corp., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Mitsubishi Heavy Industries Air-Conditioning & Refrigeration Corporation
Mitsubishi Heavy Industries, Ltd.
NAGASE & CO. LTD.
NEC Facilities, Ltd.
Organo Corporation
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Quicken System Integration Co., Ltd.
Ruentex Engineering & Construction Co., Ltd.
SACHEM Inc.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Seibu Giken Co., Ltd.
Shihlin Electric & Engineering Corporation
Shimizu Corporation
Siemens Limited

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				SN Tech Corporation
Solomon Technology Corporation
Sumitomo Corporation
Swift Engineering Co., Ltd.
Taikisha Ltd.
Taisei Corporation
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiyo Nippon Sanso Corporation
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Toshiba Mitsubishi-Electric Industrial Systems Corporation
Toyoko Kagaku Co., Ltd.
Trane Taiwan Distribution Limited
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Vertiv
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	May 10, 2022 (Note)	US$2,147,000 (Note)	Based on the terms in the purchase order	19 counterparties(Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
Southern Taiwan Science Park Bureau, Ministry of Science and Technology

Note: The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$1,100,732,622	68	Net 30 days from invoice date (Note)	-	(Note)		$200,684,976	81
	TSMC Nanjing	Subsidiary	Sales		149,805	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	GUC	Associate	Sales		6,683,081	-	Net 30 days from the end of the month of when invoice is issued	-	-		918,898	-
	TSMC Nanjing	Subsidiary	Purchases		31,276,001	26	Net 30 days from the end of the month of when invoice is issued	-	-		(3,409,873)	5
	TSMC China	Subsidiary	Purchases		20,759,218	17	Net 30 days from the end of the month of when invoice is issued	-	-		(2,630,108)	4
	WaferTech	Indirect subsidiary	Purchases		7,523,614	6	Net 30 days from the end of the month of when invoice is issued	-	-		(972,242)	2
	SSMC	Associate	Purchases		3,457,638	3	Net 30 days from the end of the month of when invoice is issued	-	-		(527,944)	1
	VIS	Associate	Purchases		1,339,151	1	Net 30 days from the end of the month of when invoice is issued	-	-		(141,586)	-

TSMC North America	GUC	Associate of TSMC	Sales		2,045,044	-	Net 30 days from invoice date	-	-		15,164	-
				(US$	69,752)					(US$	477)

VisEra Tech	Xintec	Associate of TSMC	Sales		623,862	9	Net 60 days from the end of the month of when invoice is issued	-	-		157,088	11

Note: The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

September 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$208,824,740	42	$-	-	$-	$-
	TSMC Nanjing	Subsidiary		159,682	Note 2	-	-	-	-
	GUC	Associate		918,898	27	-	-	-	-

TSMC North	TSMC	Parent company		151,818	Note 2	-	-	-	-
America			(US$	4,779)

TSMC China	TSMC Nanjing	The same parent company		42,944,432	Note 2	-	-	-	-
			(RMB	9,589,235)
	TSMC	Parent company		2,630,108	29	-	-	-	-
			(RMB	587,283)

TSMC Nanjing	TSMC	Parent company		3,409,873	27	-	-	-	-
			(RMB	761,398)

VisEra Tech	Xintec	Associate of TSMC		157,088	60	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the		421,502	Note 2	-	-	-	-
		Company	(US$	13,269)

WaferTech	TSMC	The ultimate parent of the Company		972,242	30	-	-	-	-
			(US$	30,606)
	TSMC Development	Parent company		189,778	Note 2	-	-	-	-
			(US$	5,974)

Note 1:The calculation of turnover days excludes other receivables from related parties.

Note 2:The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$1,100,732,622	-	67%
				Receivables from related parties	200,684,976	-	4%
				Other receivables from related parties	8,139,764	-	-
				Accrued expenses and other current liabilities	89,108,075	-	2%
				Other noncurrent liabilities	165,996,671	-	4%

		JASM	1	Other noncurrent assets	3,581,617	-	-

		TSMC JDC	1	Research and development expenses	358,030	-	-

		TSMC 3DIC	1	Research and development expenses	625,396	-	-

		TSMC Europe	1	Marketing expenses-commission	402,743	-	-

		TSMC China	1	Purchases	20,759,218	-	1%
				Payables to related parties	2,630,108	-	-

		TSMC Nanjing	1	Purchases	31,276,001	-	2%
				Proceeds from disposal of property, plant and equipment	640,953	-	-
				Payables to related parties	3,409,873	-	-

		TSMC Technology	1	Research and development expenses	2,467,603	-	-

		WaferTech	1	Purchases	7,523,614	-	-
				Payables to related parties	972,242	-	-

1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	42,944,432	-	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2022				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September, 2022 (Foreign Currencies in Thousands)		December 31, 2021 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$421,208,004		$3,410,221		$3,410,221	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		65,176,420	2,103,490			2,103,490	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices		24,567,085		1,416,921	1,020	71		22,290,954	(236,413)			(197,218)	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		21,643,300		21,643,300	770	100		13,954,855	(6,168,148)			(6,168,148)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		12,763,668	12,801,311			3,621,948	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		4,224,082	213,619	68		11,307,593	1,528,701			1,093,449	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		8,845,688	2,556,035			991,486	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		5,439,500	(132,523)			(132,523)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		3,340,497	1,529,860			627,382	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,693,668	2,364,050			823,622	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		870,783		298,618	-	99.9		1,272,826	(6,213)			(6,207)	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		1,144,356		278,986	49	100		1,106,003	26,126			26,126	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		523,996	19,671			19,671	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		410,680	15	100		345,660	10,495			10,495	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,321,594		1,321,594	-	98		345,392	(5,129)			(5,027)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		125,604	5,032			5,032	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		77,309	657			644	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		40,209	1,326			1,326	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing		18,644,698		18,644,698	-	100		37,091,905	1,857,071			Note2	Subsidiary
				(US$	586,939)	(US$	586,939)			(US$	1,167,661)	(US$	63,468)
	TSMC Technology	Delaware, U.S.A	Engineering support activities		453,683		453,683	-	100		975,436	15,293			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	30,707)	(US$	502)
	TSMC Canada	Ontario, Canada	Engineering support activities		73,062		73,062	2,300	100		320,626	23,256			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	10,093)	(US$	792)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		82,711		82,711	-	100		264,420	(412)			Note2	Subsidiary
				(US$	2,604)	(US$	2,604)			(US$	8,324)	(US$	(14))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	50,614 1,593)	(US$	50,614 1,593)	4,693	28	(US$	19,815 624)	(US$	(11,051 (378	) ))	Note2	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2022				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September, 2022 (Foreign Currencies in Thousands)	December 31, 2021 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	$-	$-	293,637	100	$ (US$	6,828,670 214,968)	$ (US$	1,716,388 58,738)	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2022(US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2022(US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of September 30, 2022	Accumulated Inward Remittance of Earnings as of September, 2022
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$9,207,667	100%	$8,994,811 (Note2)	$84,937,968	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	15,689,153	100%	15,686,282 (Note2)	63,427,512	-

Accumulated Investment in Mainland China as of September 30, 2022 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,651,389,695 (Note 3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousand in TSMC Nanjing.

Note 2:	Amount was recognized based on the reviewed financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

SEPTEMBER 30, 2022

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,319,975,808	20.52%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.